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07022191

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Utaw Aviation

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 09 2007
THOMSON FINANCIAL

FILE NO. 82- 04789

FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 4/4/07



UTair

ANNUAL REPORT 2005



UTair Aviation

UTair ANNUAL REPORT 2005



ANNUAL REPORT 2005

UTair Aviation



Contents

Key performance indicators of UTair Aviation

Key business results	2003	2004	2005
Helicopter operations:			
Flight time, hours	47,031	51,118*	58,580
Number of helicopters in fleet at year end	178	169	170
Passenger flights:			
Passengers carried, thousands	1,288.2	1,402.7*	1,835.3
Freight and mail carried, metric tons	8,259	7,162*	8,794
Passenger traffic, thousands of revenue passenger kilometers	2,160.7	2,458.9*	2,970.5
Ton-kilometers, thousands	209,578	235,004*	282,812
Passenger load factor, %	66.1	70.1	69.5
Cargo load factor, %	58.9	58.7*	57.5
Number of aircraft in fleet at year end	109	107	113
Key financial results	**2003**	**2004**	**2005**
Revenues, Thousand US dollars	230,557	299,210	391,662
Expenses, Thousand US dollars	215,756	282,533	383,705
EBITDA, Thousand US dollars	18,796	20,881	13,480
Gross profit, Thousand US dollars	14,801	16,677	7,956
Pre-tax profit, Thousand US dollars	-208	6,810	6,393
Net profit, Thousand US dollars	2,884	3,718	4,447
Return on assets, %	2.25	2.21	1.94
Return on equity, %	6.45	7.66	8.65
Net profit per share, US cents	0.50	0.65	0.77
Dividends accrued, Thousand US dollars	866	1,123	1,344
Dividends accrued per share, US cents	0.15	0.19	0.23

** Due to changes in accounting methods, 2004 numbers were adjusted for comparability with 2005 data.*
- Data on transport operations include the following types of aircraft: T-154, Tu-134, An-24, An-26, Yak-40, Gulfstream;
- Data on helicopter flights include the following types of aircraft: Mi-8T, Mi-8MTV, Mi-26, Mi-10, An-2

The currency translation rate as of 31.12.2005: 1 US dollar = 28.7825 Roubles is hereinafter used.

UTair



WELCOME!

Message from the General Director and Chairman of the Management Board

Dear Shareholders!

For UTair Aviation (the "Airline"), 2005 was a year of consistent progress toward achieving our strategic goals of growing the business, updating our aircraft fleet, and entering new domestic and international air travel markets.

The significant increase in the cost of aviation fuel posed a serious challenge to the Airline, as it did for the aviation industry worldwide. However, we managed to keep our costs under control. This fact, along with our success in diversifying the business, allowed us to have a profitable year. The Airline's revenues increased to 391.66 Millions US dollars due to steady growth in our core business activities – helicopter operations and passenger flights.

Revenues from helicopter operations totaled 126.03 Millions US dollars, an increase of 45% over the prior year and 30.5% over 2005 projections. This was made possible by an expansion of our geographic presence and an increase in operations both in Russia and abroad as well as our consumers' satisfaction with the quality and safety of our helicopter services.

Working toward the strategic objective of strengthening our leading positions in the international and Russian markets for helicopter services, the Airline updated and improved its helicopter fleet. We have begun introducing a new type of helicopter, the Eurocopter AS355N into the fleet, and acquired two Mi-171 helicopters and two Mi-26 helicopters. Further additions to the helicopter fleet are planned.

The Airline is increasing its presence abroad. In 2005, our African subsidiary UTair South Africa showed steady growth in its flight business, performing firefighting work throughout South Africa. In 2005 UTair formed a subsidiary in India, UT Project Services Private Ltd., and we are continuing to provide helicopter services under UN contracts as part of the peacekeeping efforts in Sudan, Congo, Sierra Leone, Liberia, Eritrea and Cote d'Ivoire.

UTair

Passenger travel aboard the Airline's planes increased by over one-third in 2005 to 1,835,280 passengers. Revenue from this part of the business was 249.68 Millions US dollars. The growth in revenue was achieved by expanding the geographical range of our flights, introducing new routes and improving our performance.

In 2005 the Airline worked hard to increase its market share in the European part of Russia, the states of the former USSR and other countries. We have begun service on 14 new flights and increased the frequency of flights on all routes, for a total of over 150 passenger flights daily.

Along with our partner companies, we began implementing a consumer credit plan for airline travel, and we have significantly expanded the benefits available to members of our STATUS frequent flier program.

The program to update our aircraft fleet is continuing: we have signed a contract to acquire economical short-range ATR-42 turboprop aircraft, two of which are already in commercial service.

The Airline funded the reconstruction of a runway at the airport in Noyabrsk, which opened in the fall of 2005. This was the first such project in the history of Russian aviation to be completed without government funding.

The process of improving the Airline's management system continued in 2005. The tasks and functions of existing subdivisions were modified, and new structures were created to enhance the quality of our operational performance. An important step in this process was the formation of a new subsidiary, UTair-Tekhnik, to increase the quality and volume of our aircraft servicing and maintenance operations, both for the Airline and for outside customers.

The Airline's business was rated highly by independent experts, who once again confirmed UTair's B++ corporate rating. This demonstrates the transparency and safety of our business.

On behalf of the Management Board of UTair, I wish to express my sincerest thanks to all of our employees, passengers, investors and shareholders, whose trust in us makes it possible for us to meet the challenges of the market and maintain our high standards of flight safety and service quality.

Andrey Z. Martirosov

The growth of UTair Aviation income up to 391.66 Millions US dollars

is a result of the airline

main branches consistent development.

The Airline Today



The Airline Today

UTair

The Tyumen Civil Aviation Administration was created by order of the Minister of Civil Aviation of the USSR on February 7, 1967.

Pursuant to the decision to create a regulated free market in civil aviation, on January 4, 1991, the Tyumen Civil Aviation Administration was reorganized as Tyumenaviatrans Airlines, a commercial association comprising 16 aviation enterprises.

As a result of a subsequent reorganization, on October 28, 1992, the state-owned association Tyumenaviatrans Airlines became an open joint stock company, Tyumenaviatrans Aviation Transportation Company, based in Tyumen. In 2002,
the name was changed to UTair Aviation [open joint stock company].

The Airline's strategy is to develop three main areas of business:

- Helicopter operations in Russia and abroad;
- Passenger flights (passenger and cargo flights on domestic and international routes using various types of aircraft);
- Aviation services (servicing and maintenance of airplanes and helicopters, ticket sales, airport services, etc.).

The Airline's primary objective is to ensure flight safety. To achieve this objective, the Airline follows these basic principles:

- Maintaining standards of airworthiness for our aircraft;
- Maintaining a high level of professional training for personnel responsible for flight safety;
- Systematic oversight by the inspection board;
- Timely reporting of information on flight safety in civil aviation.

The inspection board includes over 50 highly qualified experts and comprises two departments:

- Basic Inspection Department (BID);
- Flight Data Interpretation Division (FDID).

In 2005 we began the audit process for certifying the Airline's quality management system for compliance with the international standard ISO 9001:2000.

In early 2006 we obtained ISO9001:2000 certification for performing work to maintain the airworthiness of a client's aircraft at the Surgut VIP aviation facility, operated by our subsidiary UTair-Tekhnik [limited liability company]. A certification audit is currently being performed on the Airline.

Major Events of 2005

JANUARY

UTair wins the tender to provide transportation support for the United Nations peacekeeping mission in Cote d'Ivoire (Africa).

FEBRUARY

The Management Board approves the Airline's business plan for 2005.

MARCH

Finalists in the World Cup Biathlon travel to Khanty-Mansiysk aboard UTair planes.

APRIL

Presentation and ceremonial opening of UTair South Africa (UTair SA), the Airline's subsidiary based in the Republic of South Africa.

The restructuring of UTair's federal tax indebtedness is completed ahead of schedule.

MAY

The Airline holds its annual charity event Veteran.

Helicopter operations begin in Banda Aceh, on the island of Sumatra in Indonesia.

JUNE

The company's 2004 Annual Report is approved. A resolution on the payment of dividends is adopted. Members of the Supervisory Council and Audit Commission are elected. Auditing firms are selected to audit the Airline's financial and business activity according to Russian and international standards.

JULY

The latest installment of the 3.5 Millions US dollars loan is repaid.



AUGUST

The Airline takes part in the Seventh Moscow Air and Space Show (MAKS-2005).

SEPTEMBER

The Airline takes part in the 18th World Petroleum Congress 2005 in Johannesburg, South Africa.

UT Project Services Private Ltd., the Airline's subsidiary in India, is formed.

OCTOBER

Five of UTair's managers are rated among "Russia's Most Professional Managers" by the Russian Managers Association.

NOVEMBER

Andrey Martirosov, the Airline's general director, wins the Ernst & Young World Entrepreneur of the Year® Award in Russia.

DECEMBER

The Airline's 2004 annual report wins the 8th Annual Russian Annual Report and Website Competition.

A UTair flight carries the first passenger in Russia with an electronic ticket.

The Management Board approves UTair's business plan for 2006, which projects a revenue growth of 47%.



UTair Aviation business plan
for the year 2006 provides
for the revenue growth of 47%

Strategic goals and targets


UTair

Strategic goals and targets



Strategic Goals and Targets of the Airline

Helicopter operations	Passenger flights
Strengthening our position as a leading global helicopter operator in the world market for helicopter services; Integration into the international helicopter community by adopting uniform standards and working with international helicopter operators; Entering new world markets, primarily in Southeast Asia and Europe; Maintaining our dominant position in the regional market of Western Siberia; Introducing and offering to clients new services in the most promising and profitable areas of helicopter operations, with the focus on companies in the oil and gas industry.	Increasing our domestic air travel market share so that the Airline is among the top three domestic airlines by market share, with an absolute market share of no less than 10%; Achieving a 10% operating margin; Entering new markets on domestic and international routes by creating and offering new products; Updating our aircraft fleet by acquiring new short- and medium-range airplanes.

Our aim is to achieve a fundamentally new level of customer services and maintain the position of the first-class air operator

Medium-term objectives:

Domestic helicopter operations	International helicopter operations	Passenger flights
Developing new technologies to use helicopters to provide services to oil and gas companies;	Continuing to integrate into the international helicopter community;	Developing regional markets within the network of the Airline's regular routes;
Enhance the mobility of helicopter groups to facilitate easier movement of operational bases for helicopter work;	Adopting uniform operating standards and technologies;	Modernizing the route network by creating aviation hubs;
Introducing a light helicopter into service;	Expanding our geographic area of service (in Africa, Southeast Asia, Europe, the U.S., the Middle East, Australia and Oceania);	Creating a system to manage quality of operations and passenger travel processes based on ISO 9000 standards;
Expanding the range and scope of service by using helicopters throughout Russia.	Promoting the Mi-26 helicopter on international markets;	Introducing regional and mid-range aircraft that meet current world standards.
	Expanding the range of helicopter services provided.	


UTair

Competitive Advantages of the Airline

Helicopter operations	Passenger flights
Over 35 years of experience in providing helicopter services of all types and any level of complexity, including operations in difficult weather and geographical conditions; A mobile system to base helicopters at the site of operations; A competitive fleet of helicopters of various cargo capacities and functional capabilities, including the world's largest fleet of the Mi-26 helicopter, the helicopter with the greatest cargo capacity in world aviation; Our own facilities to maintain and service helicopters; Qualified personnel and our own training center.	A developed and diversified route network; A well-deserved reputation as a reliable, modern, and safe airline; Highly qualified aviation personnel, trained in our own Training Center; Our own facilities to maintain and service airplanes; An effective sales system; Developing a web- and telephone-based interactive reservations system.



Nb! UTair Aviation enters new Russian and foreign markets.

Helicopter operations



2005 Results

Helicopter operations





In its helicopter business, UTair provides various types of helicopter aviation services for clients throughout the world. Our fleet includes 170 helicopters of various types in the Mil (Mi) family.

The Airline provides the following types of services through its helicopter business:

International:	Domestic:
Helicopter services in support of United Nations (UN) and African Union missions	Helicopter services for Russian companies, primarily in the oil and gas industry
Helicopter services under commercial contracts	Scheduled passenger flights and VIP flights

The mission of the helicopter business is to provide clients with high-quality aviation services of any level of complexity, around the clock, at any time of the year, anywhere in the world, using modern and reliable helicopters.

The mission of the helicopter business is to provide clients with high-quality aviation services of any level of complexity, around the clock, at any time of the year, anywhere in the world, using modern and reliable helicopters.

2005 Results

	2004	2005	% Increase from 2004
Total flight time (hours), of which:	**51,118***	**58,580**	**14.6**
International	16,995*	21,922	29.0
Domestic	34,123*	36,658	7.4
Revenue from helicopter operations (Thousand US Dollars), excluding VAT, of which:	**86,886**	**126,030**	**45.1**
International	55,198	77,182	39.8
Domestic	31,688	48,848	54.2

** Due to changes in accounting methods, 2004 numbers were adjusted for comparability with 2005 data.*

UTair's total flight time increased in 2005


hours
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
34,123
16,995
36,658
21,922
2004
2005
Domestic
International

UTair's revenues from helicopter operations increased in 2005


Thousends US dollars
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
31,689
55,197
48,849
77,182
2004
2005
Domestic
International

Revenues from helicopter operations performed abroad are calculated based on the exchange rate of the dollar on the date the foreign currency earnings are deposited in the Airline's account.



International helicopter operations

UTair is among the leading companies on the world market for helicopter services, along with companies like Bristow Group Inc. (USA), Canadian Helicopters (Canada), Evergreen International Aviation, PHI (Petroleum Helicopters), and CHC Helicopters.

Since 1991, UTair has successfully provided aviation transport support to United Nations peacekeeping missions. The Airline is officially accredited by the UN, and in 2001 we opened a representative office in New York.

In 2005, UTair helicopters performed the following main services under UN contracts: Supplying peacekeeping mission sites; passenger, cargo, and VIP flights; observation, monitoring, search and rescue, and emergency and medical evacuation.

In 2005 the Airline performed helicopter operations for 6 UN peacekeeping missions under 11 contracts, most of which have renewable terms. The Airline continues to participate actively in UN tenders in order to increase the amount of United Nations – related operations.

In late 2004, the Airline signed a long-term contract with the Canadian company Skylink Aviation to provide air transportation support for the African Union mission in Sudan with five Mi-8MTV helicopters and 7 Mi-8T helicopters.

In May 2005, the Airline signed the first contract to provide air transportation support to the UN World Food Program. Under this program one Mi-8T helicopter worked on the island of Sumatra, Indonesia.

The Airline used a total of 47 helicopters in performance of contracts in other countries in 2005. About 350 employees of the Airline work full-time outside Russia to support these contracts.

In 2005 the Airline performed helicopter operations in several African countries: the Democratic Republic of Congo, Sierra Leone,

The major helicopter types operated under the UN contracts are Mi-8T, Mi-8MTV, Mi-26T.

UTair Aviation has experience performing helicopter operations



Khanty-Mansiisk
Surgut
Tyumen
Moscow
CANADA
SERBIA AND
MONTENEGRO
NEW YORK
SPAIN
TURKEY
WESTERN
SAHARA
SUDAN
SIERRA
LEONE
CÔTE D'IVOIRE
SOMALIA
COLOMBIA
LIBERIA
DEMOCRATIC
REPUBLIC
OF THE CONGO
ECUADOR
ANGOLA
MADAGASCAR
SOUTH AFRICA

2005 Results

Helicopter operations

in many regions of the world


RUSSIA
INDIA
CAMBODIA
SRI LANKA
PAPUA NEW GUINEA
INDONESIA
NEW ZEALAND

Liberia, Sudan, South Africa, Cote d'Ivoire and Eritrea. The Airline plans to continue providing helicopter services in these countries and expand into new geographic areas.

Total flight time in the helicopter operations was 21,922 flight hours, a 29% increase from the 2004 volume.

In order to achieve our strategic objectives (integrating into the international helicopter community, strengthening our position as a leader on the world helicopter services market, and entering new markets), the Airline is systematically creating a widespread international network of affiliated companies that provide helicopter services.

In 2005 we held an event in South Africa to introduce the company UTair South Africa, which maintains and services Mil helicopters operating in that region and also provides other various helicopter services.

Also in 2005, we formed a subsidiary in India – UT Project Services Private Ltd. – which will provide services to

In order to achieve our strategic objectives (integrating into the international helicopter community, strengthening our position as a leader on the world helicopter services market and entering new markets), the Airline is systematically creating a widespread international network of affiliated companies that provide helicopter services.

offshore drilling platforms using Mi-8MTV helicopters. The formation of this subsidiary will give UTair a gateway into the new and promising market of providing services to oil and gas companies in Asia, and it will create new opportunities to use our helicopters.

We held negotiations in 2005 with Airborne Energy Solutions, a Canadian company, to provide aviation services involving the delivery of heavy and oversize cargo to worksites at new oil and gas deposits in Canada.

Since we entered the international market, UTair Aviation has become known as a reputable operator of Russian-made helicopters. With our extensive experience in putting together aviation teams that can operate successfully thousands of kilometers from their home base and provide high-quality contractual services in extremely difficult climates and geographic areas, the Airline is confident that our presence in the international market will continue to grow.

Growth in international flight time, hours


25,000
20,000
15,000
10,000
5,000
0
9,261
13,498
10,290
16,995*
21,922
22,600
2001
2002
2003
2004
2005
2006 (plan)

** Due to changes in accounting methods, this figure for 2004 was adjusted for comparability with 2005 data.*


UTair


Growth in revenue
from international helicopter operations,
Thousand US Dollars
100,000
80,000
60,000
40,000
20,000
0
55,198
77,182
2004
2005



Aviation is a reliable operator of the Russian made helicopters

Domestic helicopter operations

UTair Aviation is the largest helicopter operator in Russia. Our share of the Russian market for helicopter services is approximately 14%. In Western Siberia, which accounts for more than a third of all helicopter flights in Russia, the Airline's market share is over 40%.

The demand for helicopter operations in the Russian market is created mainly by oil and gas companies engaged in exploration and development of deposits. They use helicopters to transport personnel to work sites and to transport, assemble and install various types of equipment.

The inaccessibility of many regions of Russia due to the absence of land transportation infrastructure and the harsh climate, combined with the need for urgent service in those areas, creates a demand for helicopter services by companies in industries other than oil and gas.

Geological exploration accounted for 42% of our flight time in 2005, up from 35% in 2004. The percentage of flight time allocated to the oil and electricity sectors remained the same, while the flight time allocated to the gas industry, air ambulance services and forestry services decreased.

The most active consumers of helicopter services in Russia are located in the Northwestern, Ural, Siberian and Far Eastern federal districts. Even though the largest oil and gas reserves, forests and other resources are concentrated in these areas, the ground transportation infrastructure is either nonexistent or undeveloped.

UTair flight time by industry in 2005


31% oil
other
air ambulance 4%
electrical power 1%
forest conservation 2%
geology

UTair flight time by industry in 2004


31% oil
other
air ambulance 9%
electrical power 1%
forest conservation 3%
geology

The growth prospects of the Russian helicopter services market are tied to the development of Western and Eastern Siberian regions, the Far East and their respective natural resources. For the time being, however, international helicopter operations remain more profitable for the Airline than domestic helicopter operations within Russia.

In 2005, UTair's revenues from helicopter operations in Russia were 48.8 Million US Dollars, an increase of 54.2% over 2004. Total flight time in Russia was 36,658 hours, an increase of 7.4% over 2004.

More than 40% of the West Siberian helicopter services market is taken by UTair Aviation!

Nb!

Regions where helicopter operations are performed in Russia


REPUBLIC
OF KOMI
YAMALO-NENETSK
AUTONOMOUS
DISTRICT
KRASNOYARSK
TERRITORY
KHANTY-
MANSIYSK
AUTONOMOUS
DISTRICT
PERM
TERRITORY
SVERDLOVSK
REGION
SOUTH
TYUMEN
REGION
OMSK
REGION
TOMSK
REGION
IRKUTSK
REGION



The Airline's primary customers for helicopter services in 2005 were Surgutneftegaz, Gazprom, Rosneft, Sibneft, Slavneft, and Yuganskneftegaz.

The Airline also provides helicopter services to the regional authorities of Khanty-Manskiysk and Yamalo-Nenetskiy autonomous districts and local governments in southern Tyumen Province. These services include air ambulance services, transporting children of northern indigenous populations to schools and delivering food supplies to remote areas.

In 2006, we plan to increase helicopter operations in Russia by 8.5%, and we expect revenues to grow by 10.2%. We hope to achieve these results primarily by expanding the geographical area in which we provide helicopter services.

The most active consumers of helicopter services in Russia are located in the Northwestern, Ural, Siberian and Far Eastern federal districts.


UTair

Trend in revenues from domestic helicopter operations
(thousand dollars)


50,000
40,000
30,000
20,000
10,000
0
38,571
42,188
37,840
31,688
48,848
2001
2002
2003
2004
2005



2005 Results

Helicopter operations



Helicopter fleet

Updating and modernizing the helicopter fleet is one of the most important means for UTair Aviation to achieve the strategic objectives of enhancing our position among the leading providers of helicopter services in Russia and the world and integrating the Airline into the international helicopter community.

The Airline's fleet consists of 170 helicopters of the Mil (Mi) family with varying cargo capacity and functional capabilities, including the world's largest fleet of 19 Mi-26 helicopters, the helicopter with the largest cargo capacity in the world.

The Airline is working with helicopter manufacturers in an effort to modernize the equipment and make it consistent with international standards. This will allow us to provide helicopter services throughout the world.

One of the options the Airline is considering for the helicopter fleet expansion is to acquire light weight helicopters which would enable us to offer new services and perform certain existing services involving monitoring and passenger transportation more efficiently.

UTair Aviation's helicopter fleet

Type of helicopter	[illegible]	[illegible]
Mi-26 T	19	–
Mi-10 K	7	–
Mi-8 MTV	29	+1
Mi-8 AMT	1	–
Mi-8	114	–
Total:	**170 ***	**+1**

** Includes 100 helicopters leased by the Airline.*

In 2006, we plan to increase helicopter operations in Russia by 8.5%, and we expect revenues to grow by 10.2%. We hope to achieve these results primarily by expanding the geographical area in which we provide helicopter services.

NB!

Passenger flights


UTair

2005 Results

Passenger flights



UTair Aviation operates domestic and international passenger flights with a fleet of over 100 aircraft of various types.

The Airline is one of the five leading Russian air carriers. In 2005, UTair served 1.8 million passengers with a high level of flight safety, service quality, flight regularity, convenient routes and schedules and flexible fare system.

The mission of this part of the Airline's business is to provide transportation services to passengers at reasonable prices and on convenient routes with a high level of safety, comfort and service.

UTair's position in the Russian air travel market

182 Airlines serve the Russian air travel market, which demonstrates the high level of competition on domestic Airline routes.



Despite such large number of airlines operating in the market, about 80% of all passenger travel in Russia (based on number of passengers carried) is provided by 30 airlines, and about 35% of all passengers are served by five Airlines: Aeroflot, Sibir, Pulkovo, UTair, and Krasair.

The Russian air travel market has shown stable and consistent growth since 2001, due primarily to the improved standard of living and the increased purchasing power of the population as well as the growth of the Russian economy in general.

In 2005, Russian airlines increased their total passenger volume to 35.118 million, an increase of 3.9% over the previous year. Total passenger travel increased by 3.4% to nearly 85.4 billion passenger kilometers. Domestic air travel increased in 2005 by 1.9% in terms of number of passengers and 1.2% in terms of passenger kilometers, and international air travel increased by 4.8% and 4.5%, respectively.

UTair carried 3% of all passengers served by Russian airlines in 2005. The Airline's market share in terms of number of passengers on domestic flights was 6%.



In 2005 UTair Aviation carried 1.8 million passengers by the fixed wing aircraft.

UTair Airlines is among the leading passenger travel operators on the Russian market (domestic and international flights, 2005)



Percentage of total passengers
10%
8%
6%
4%
2%
0%
10.0%
7.0%
6.0%
5.0%
3.0%
Sibir
Aeroflot Russian Airlines
UTair
Pulkovo
Krasnoyarsk Airlines

UTair Airlines is among the leading operators on the Russian market for domestic passenger travel (2005)



Percentage of total passengers
14%
12%
10%
8%
6%
4%
2%
0%
13.0%
8.0%
6.0%
4.0%
3.0%
Aeroflot Russian Airlines
Sibir
Pulkovo
Krasnoyarsk Airlines
UTair

Most forecasts of the development of the Russian air travel market (including studies by GosNIIGA, the State Scientific Research Institute of Civil Aviation, and Airbus) have predicted an annual growth rate of 3-7% in 2004-2010. In 2005, however, the growth in the passenger travel in Russia slowed down due primarily to the increased fuel prices (by over 20% on average), which reduced the overall profitability of the business.

UTair


UTair

Given these circumstances, UTair Aviation set the following strategic objectives in the area of passenger transportation:

- Maintaining our position in the domestic air travel market among the top three domestic airlines, with a market share of no less than 10%;
- Achieving a 10% profit margin in this business.

In pursuit of these objectives, in 2005 the Airline continued to:

- Develop new markets;
- Update our aircraft fleet to meet international standards;
- Modernize our route network by implementing a hub system, introducing efficient methods and an automated system to manage our route network, fleet, crews, resources and flight profitability;
- Modernize our service system by offering electronic sales, internet reservations, e-tickets and ticket sales on credit.

NB!

In 2005 UTair Aviation continued to streamline its route network by implementing the new hub ideology.

2005 results

		2004	2005	% change from 2004
[illegible]		[illegible]	[illegible]	[illegible]
Domestic flights	Scheduled flights	1,071,893	1,507,241	40.6
	Charter flights	153,383	136,470	-11.0
International flights		177,407	191,569	8.0
[illegible]		[illegible]	[illegible]	[illegible]
Domestic flights	Scheduled flights	1,721,381	2,248,002	30.6
	Charter flights	308,278	300,691	-2.5
International flights		429,195	421,780	-1.7
[illegible]		[illegible]	[illegible]	[illegible]
Domestic flights	Scheduled flights	2,565,752	3,313,850	29.1
	Charter flights	397,596	386,849	-2.7
International flights		545,045	572,974	5.1
[illegible]		[illegible]	[illegible]	[illegible]
Domestic flights	Scheduled flights	67.1	67.8	0.7
	Charter flights	77.5	77.7	0.2
International flights		78.7	73.6	-5.1
[illegible]		[illegible]	[illegible]	[illegible]
Domestic flights		89	90	1
International flights		83	76	-7
[illegible]		[illegible]	[illegible]	[illegible]
Domestic flights	Scheduled flights	59,053	77,647	31.5
	Charter flights	6,119	5,634	-7.9
International flights		5,818	6,946	19.4



		2004	2005	% change from 2004
[illegible]		[illegible]	[illegible]	[illegible]
Domestic flights	Scheduled flights	6,571	8,233	25.3
	Charter flights	498	426	-14.5
International flights		94	135	43.6
[illegible]		[illegible]	[illegible]	[illegible]
Domestic flights	Scheduled flights	167,156	216,300	29.4
	Charter flights	28,957	28,148	-2.8
International flights		38,891	38,367	-1.4
[illegible]		[illegible]	[illegible]	[illegible]
Domestic flights	Scheduled flights	295,579	384,969	30.2
	Charter flights	44,237	43,233	-2.3
International flights		60,288	63,513	5.4
[illegible]		[illegible]	[illegible]	[illegible]
Domestic flights	Scheduled flights	56.6	56.2	-0.4
	Charter flights	65.5	65.1	-0.4
International flights		64.5	60.4	-4.1
[illegible]		[illegible]	[illegible]	[illegible]
Domestic flights	Scheduled flights	27,416	36,563	33.4
	Charter flights	2,679	2,301	-14.1
International flights		1,852	2,684	44.9

** Due to changes in accounting methods, 2004 numbers were adjusted for comparability with 2005 data.*

In 2005 the number of passengers carried on UTair Aviation scheduled flights increased by more than 40%.

Nb!


UTair significantly increased its total number of passengers in 2005
persons
2,000,000
1,800,000
1,600,000
1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
177,407
1,225,276
191,569
1,643,711
2004
2005
International flights
Domestic flights

In recent years, as we have introduced new flights and optimized our route network, the Airline has established four main hubs: Surgut, Khanty-Mansiysk, Tyumen and Moscow. Our route network is structured so that each flight is assigned to one of the four hubs. A particular group of flights, connections and basing and rotation of aircraft and crews is organized around a specific hub.


UTair Airlines shows steady growth in total number of passengers (thousands of passengers)
1,011.5
1,238.1
1,288.2
1,402.68
1,835.28
2,465.6
2001
2002
2003
2004
2005
2006 (plan)


UTair Airlines shows stable growth in passenger traffic (million passenger kilometers)
1,681
2,100
2,160
2,459
2,970
3,250
2001
2002
2003
2004
2005
2006 (plan)

UTair

In 2005, the number of flights associated with our Moscow hub increased to 26, which represents 23% of the total number of the Airline's base routes.

The Airline's sales system includes over 100 offices in Russia. We also use the neutral sales system of the Transportation Clearing House. Our tickets may also be reserved through international (Gabriel, Amadeus, Galileo) and Russian (Sirena) reservations systems.

The Airline seeks to enhance our relationship with our customers through a frequent flier awards program (the STATUS program), which allows passengers to earn points toward free UTair tickets and upgrades.

The STATUS program includes the following programs: STATUS-Individual, STATUS-Family, and STATUS-Business.

Number of STATUS program members in 2005


Individual
63.53%
Family
21.22%
Business
0.35%
Inactive
15.95%



The major UTair Aviation hubs are Surgut, Khanty-Mansiysk, Tyumen, Moscow.

Business travel

UTair Aviation is actively developing its business travel services. The rapid growth of corporate business in Russia has created a stable demand for this type of aviation services.

Our VIP division operates the following aircraft:

1 Gulfstream IV-SP aircraft;
1 Tu-134 aircraft;
3 Yak-40 aircraft;
4 Mi-8 helicopters.

Revenues

In 2005, revenues from air travel were 249.69 Millions US Dollars, an increase of 30.5% over 2004. This business represented 64.6% of the Airline's total revenues in 2005, a small increase over 2004. Of the Airline's 2005 revenues from air travel, 97.8% was generated by passenger travel and 2.2% from cargo service.

	2004	2005	2006 (plan)
Revenue from air travel, Thousand US Dollars (excluding VAT)	198,502	249,679	389,713
Revenue from passenger travel, Thousand US Dollars	195,923	244,187	385,209
Revenue from cargo service, Thousand US Dollars	2,579	5,492	4,504
Passenger travel			
Number of passengers carried	**1,402,683**	**1,835,280**	**2,465,606**
Change from prior year, %	14.0	30.8	34.3
Passenger traffic, thousands of passenger kilometers	**2,458,853**	**2,970,473**	**3,786,413**
Change from prior year, %	14.2	20.6	27.17
Revenue per passenger, US Dollars	124.89	141.17	158.28
Revenue rate per passenger, US Dollars per passenger kilometer	0.081	0.084	0.103

The growth in revenue from passenger travel in 2005 is due to business expansion and increased profitability of flights.

UTair

Aircraft fleet


VP-BPK
UTair
ЮТэйр
VP-BPK

Updating our aircraft fleet is one of the key ways in which UTair intends to achieve our strategic objective of increasing market share and profitability of our air travel business.

In 2005 we acquired ATR-42 short-range turboprop aircraft that should eventually replace our AN-24 and YAK-40 aircraft on domestic regional routes.

UTair aircraft fleet

Aircraft type	Total number of aircraft as of Dec 31, 2005	Change in total number from 2004
Gulfstream	1	–
ATR-42	2	+2
Tu-154 M	9	–
Tu-154 B	5	+2
Tu-134 A	28	+8
An-24	15	+3
Yak-40	13	-4
An-2	40	-4
Total	[illegible]	[illegible]

* *Includes 57 aircraft leased by the Airline.*

Nb! UTair Aviation dynamically develops the business travel services.


UTair
Maintenance and servicing of aviation equipment

2005 Results

Maintenance and servicing of aviation equipment


UTair

The primary tasks of the Airline's servicing and maintenance business are to ensure that our aircraft operate reliably, safely and in compliance with international standards as well as to provide such services to other air carriers.

UTair-Tekhnik, Aviation Maintenance Plant No. 26, the Komiinteravia Servicing Center, our Helicopter Aviation Technical Complex (HATC) and line stations abroad make up a unified system to maintain the airworthiness of the Airline's aircraft.

UTair-Tekhnik services and maintains aircraft in Tyumen, at Roshchino airport. UTair-Tekhnik also services and maintains aircraft belonging to UTair and other Airlines at Roshchino airport in Tyumen, Vnukovo airport in Moscow and the Surgut airport.

The Airline's maintenance business includes Plant No. 26, an aviation maintenance facility in Tyumen. This facility primarily services Mi-8 helicopters, which account for over 80% of its work. The facility provides all types of service on all models of the MI-8 helicopter.

In 2004 we formed the Helicopter Aviation Technical Complex (HATC) as a subdivision of the Airline's aviation engineering service in order to centralize management of technical flight support and to minimize the cost of maintaining the airworthiness of our aircraft.

The HATC can operate in virtually any climate or region of the world. The HATC includes FAR-145 [Federal Aviation Rule] certified units in the Russian cities of Tyumen, Khanty-Mansiysk, Surgut, Noyabrsk, Berezovo, Tobolsk, Tazovskiy and Mys-Kamenniy, as well as in the nations of Congo, Liberia, Sudan, Cote d'Ivoire, Sierra Leone and Eritrea.

Our aviation engineering service also handles other issues related to maintaining airworthiness. This includes on-condition operation and field performance testing of aviation equipment, drafting industry service bulletins and writing and updating operating documentation for aviation equipment.

The aviation service facility of Komiinteravia services our Tu-134 aircraft. This company has operated this type of aircraft since 1973. Since that time it has supported about 1,000,000 flight hours of the entire TU-134 fleet with no aviation accidents through the fault of the service crew.

Throughout 2005, we made significant efforts to transfer our TU-154 aircraft to maintenance-free technology. This will significantly reduce our costs to keep these aircraft airworthy.

We have completed the work necessary to begin operating ATR-42-300 aircraft, and we have established an external line station at UTair-Tekhnik to provide technical support for the operation of foreign-built aircraft by our employees.


One of the UTair Aviation business activities
is the aircraft maintenance and repair



Airport Operations

2005 Results

Airport Operations



The core function of UTair's airport business is to provide ground service for passengers, cargo, and aviation equipment and to ensure aviation safety.

The Airline manages these five airports, which are branches of the Airline:

- 1 federal airport in the city of Noyabrsk;
- 4 regional airports in the towns of Berezovo, Igrim (Khanty-Mansiysk Autonomous District), Mys Kamenniy and Tazovskiy (Yamalo-Nenetskiy Autonomous District).

The Airline also conducts operations at Plekhanovo Field in the city of Tyumen.

Business and Financial Results from Airport Operations

Number of passengers carried	190,980	161,791
Cargo processed, metric tons	1,463.1	1,049
Aircraft sorties served, unit	11,638	10,019
Revenues, Thousand US Dollars	8,171.63	8,522.34289
Expenses, Thousand US Dollars	9,780.25	8,522.54245
Profit, Thousand US Dollars	(1,608.62)	(1,673.19)

The Airline allocates a significant amount of funds each year to develop ground facilities and infrastructure at airports.

Investment in Airport Business

Construction and reconstruction, Thousand US Dollars	1,184.30	684.44
Renovation of buildings and structures, Thousand US Dollars	682.07	242.77
Acquisition of specialized equipment, Thousand US Dollars	906.80	1,063.15

As a result of this annual investment in the development of airport ground facilities and infrastructure, the Airline has been able to achieve and maintain a high level of compliance with contemporary standards of airport operations at all of its branches.

UTair Aviation manages 5 airports including one federal airport of Noyabrsk city




Risk
Management

Risk Management



Our business involves various risk factors determined by the nature of our industry, the development of the economy in general and the specific business practices of the Airline.

In order to minimize these risks, the Airline continually monitors them, assesses their impact on the business and takes steps to manage them.

Country and regional risks

The Airline conducts its business primarily within the Russian Federation.

Overall, the economy is consistently improving and the political situation is stable, which mitigates the country risks. The credit ratings given to Russia by the leading international rating agencies confirm this.

In the near term, we do not expect any negative changes in Russia's general economic or political situation that could have a negative effect on the stable position of the Airline.

Nonetheless, in order to reduce this risk factor, the Airline is pursuing a policy of geographical diversification of our services and developing our international business.

UTair Aviation performs constant risk monitoring and assesses the risk impact on the airline business results.



Risks associated with the civil aviation industry

The ***risk of increased aviation fuel prices*** has a significant effect on the Airline's business. Increases in fuel prices reduce the impact the cost of aircraft operation. To reduce such impact, the Airline is updating our aircraft fleet by acquiring more efficient airplanes and helicopters, while simultaneously implementing an aviation fuel purchasing program.

The Airline's business involves a risk that ***more restrictive requirements for flight safety and maintaining the airworthiness of aircraft*** could be imposed by governments in countries where the Airline does business.

In order to mitigate the risk of more restrictive requirements on international markets, the Airline is creating an international network of companies that maintain and service aircraft in the countries where we perform helicopter operations on a large scale. These companies are certified and operate in accordance with the rules of the countries in which they are located.

The Airline manages the ***risk of increased competition in the market for air travel and helicopter operations*** by updating our aircraft fleet, expanding and optimizing our route network, and developing our own maintenance and service facilities. Together, these efforts enhance the efficiency of the Airline's business. In addition, the Airline is continually developing and offering higher quality new products and services to its customers.

Financial risks

The aviation industry traditionally requires significant investment. The Airline grows its business by borrowing funds on lines of credit with banks, issuing bonds and selling notes. This involves the ***risk of changes in interest rates***. Unfavorable changes in the domestic market for loan capital, specifically, increases in interest rates, could increase the Airline's borrowing costs, reducing the profit margin of the Airline's business. In order to minimize this risk, the Airline seeks to borrow capital on longer term basis using fixed interest rate debt instruments.



The Airline's business is to a certain extent subject to ***currency risks***. We receive revenues from international business in foreign currency, so a strengthening of the ruble could reduce the profitability of this business. These risks, however, are mitigated and relatively insignificant for the Airline since the foreign currency fee revenues under international contracts are received monthly, and some of the expenses are paid in foreign currency (about 10% of annual revenues on average).

Legal risks

The Airline conducts its financial and business activities in strict compliance with the law. The Airline has been involved in litigation concerning contractual disputes, a claim by an antitrust agency, and issues related to taxes and fees. However, these judicial processes do not affect the Airline's cash flow. There are no significant legal risks associated with the Airline's business.


UTair

In order to minimize the financial risks UTair Aviation increases the share of the long-term borrowings in the structure of the borrowed funds.

Personnel and Social Responsibility


ДОСКА ПОЧЕТА

Personnel
and Social Responsibility


UTair

The Airline's personnel play a key role in the successful implementation of our corporate strategy.

Over 5300 highly qualified employees work at UTair.

The Airline's personnel system is structured along distinct professional and functional lines:

- Flight crew (excluding cabin crew);
- Maintenance personnel;
- Flight attendants;
- Ground support personnel;
- Administrative and managerial staff (up to department heads).


The Airline's Employees
Administrative and managerial staff
1%
Flight crew
26%
Ground support
Flight attendants
13%
Maintenance personnel

The corner stone of UTair Aviation success is the professional personnel

Personnel policy

UTair Aviation has a comprehensive personnel policy. The main feature of the policy is its focus on human resources, with a trend toward valuing the employee's contribution to the growth of the company. Our employee bonus programs emphasize factors like years of service with the Airline, professionalism and qualifications.

Investing in the hiring, development, and training of young employees lays a solid foundation for building a team of professionals who are capable of achieving the Airline's current and future objectives. In 2005 the Airline hired 80 young specialists.

We are, however, still facing a problem of the existing workforce aging and retiring faster than it can be replaced with the new graduates with the appropriate level of qualifications, which makes it increasingly challenging to fulfill the personnel demands of our growing business.

Personnel Development and Training

The development and training of personnel is one facet of the Airline's human resource policy. Such professional training gives the Airline employees an opportunity to further enhance their skills, demonstrate professional development and advance their careers.

The company's aviation personnel complete professional training programs and enhance their skills at our specially designed Personnel Training Center.

The Center focuses primarily on:

- Retraining and upgrading the skills of flight and maintenance personnel;
- Training crews for international flights on Russian-made aircraft;
- Initial and advanced training for flight attendants, flight technicians, cargo specialists, aviation security personnel and other specialists;
- Search and rescue training for crew members.

In 2005 the Center began using a new passenger service simulator to train flight attendants, and we installed two unique, state-of-the-art Mi-8T and Mi-8MTV digital simulators.

Specialists from the Center also train Mi-8T and Mi-8MTV helicopter pilots and flight engineers from South Africa.

Over the past year, the Center has:

- Trained 4,776 people (approximately 81% of whom are UTair Aviation personnel);
- Conducted flight training simulations for 1,772 flight crew members and aircraft maintenance personnel of the Airline.



UTair

In 2005 the Airline invested 1,784 Thousand US Dollars in personnel development and training, 46% more than in 2004 (831 Thousand US Dollars).

Human resource programs

The Airline's human resource policy consists of creating favorable working conditions and opportunities for career advancement, while increasing labor productivity and the quality of service.

The Airline spent 4,485 Thousand US Dollars in 2005 to renovate administrative and manufacturing buildings and facilities in all of the company's structural subdivisions to comply with health codes and regulations.

Thus, the total amount of investment in improving working conditions increased by 30.4% from 2004 to 2005.

The company's personnel package includes benefits such as:

- Discounted spa treatments;
- Discounted travel to resorts and spas;
- Tickets to cultural and sporting events;
- Additional payments to retired Airline employees;
- One-time awards and bonuses;
- Reimbursement of child care expenses.

Members of the Supervisory Council of UTair Aviation elected at the extraordinary shareholders meeting on September 15, 2004, for terms ending June 15, 2005, when the next general shareholders meeting is held:

In 2005 the Airline paid wages totaling 40,532 Thousand US Dollars, with an average salary of 639 US Dollars per month.

The growth in wages and benefits paid to employees, along with their increased dedication to the goals of the business and the Airline's mission, is reflected in the level of labor productivity.

Steady growth in labor productivity at UTair (US Thousands Dollars per person)



100
75
50
25
0
38
41
45
58
76
2001
2002
2003
2004
2005

The UTair Aviation personnel take refresher courses, demonstrate professional and carrier development.

NB!

Corporate Governance



Corporate Governance



The Airline is continually working on its system of corporate governance and taking steps to improve it. We see this system as a method of improving the Airline's efficiency, attractiveness as an investment, and reputation.

In 2005, the Airline drafted a code of corporate behavior, which is one of the most important tools we have in fulfilling the company's mission. The purpose of drafting and subsequently adopting this code is to improve and systematize the principles and rules of corporate governance that the company applies on a daily basis and that can help the company grow.

The national corporate governance rating awarded to UTair Aviation by the RID – Expert RA Consortium - testifies to the high quality of corporate governance at the Airline. On the national corporate governance rating scale, the Airline is in the category of B++, which includes companies with a appropriate level of corporate governance that comply with Russian law on corporate governance and that have partially implemented the basic provisions of the Code of Corporate Behavior.

Corporate governance provides
for UTair Aviation efficiency increase
and investment attractiveness.



Disclosure of Information

Recognizing the importance of transparency in earning the trust of shareholders and enhancing the company's attractiveness as an investment, UTair systematically discloses information on various aspects of its business. The Airline discloses information on a regular and timely basis, ensuring its accessibility and accuracy, while maintaining a balance between transparency and protecting the company's commercial interests.

The Airline discloses information to interested parties in a manner that is not unduly difficult, burdensome, or expensive.

Current information about the Airline and its business results may be found on the company's website at www.utair.ru.

The "About Us" section contains information on the company's history and prospects for growth, along with a description of the Airline's various businesses.

"Shareholders and Investors" is a special section of the website devoted to providing information to shareholders, potential investors, and other interested parties. This section also contains the Airline's Charter and internal documents (Bylaws on the Supervisory Council, the Management Board, the General Director, etc.), along with information on the members of the Airline's management bodies, quarterly and annual reports, material facts that could have a significant effect on the price of the Airline's securities, etc.

The Airline's website has a separate section for customers, with information about the services and routes offered by the Airline, a flight schedule, and special offers. Customers can also reserve tickets on all flights through the website.

In addition, the company discloses information by sending press releases to wire services and periodicals.

Dividends

Under the Airline's bylaws on the distribution of net profit, the Supervisory Council bases its recommendations to the general shareholders meeting on a policy that no less than 30% of net profit, after making required allocations to the reserve fund and the accumulation fund and covering losses, should be paid out in dividends.

Based on the net profit earned by the company in 2005, the Supervisory Council of UTair Aviation recommended to the general shareholders meeting that 30.2% of net profit be paid out in dividends.

Management Organization System


General Shareholders Meeting
RAS Auditor
IFRS Auditor
Audit Commission
Supervisory Council
Audit Committee
Management Board
General Director
Internal Audit Department
Deputies
Assistants, advisers

The supreme management body of UTair Aviation is the General Shareholders Meeting.

On June 15, 2005, UTair Aviation held its annual general meeting of shareholders. At the meeting, the shareholders approved the annual report, adopted a resolution to distribute the company's profit for 2004, elected the members of the Supervisory Council and the Audit Committee, and approved as the auditors for 2005 Rosekspertiza (to audit the company's business under Russian reporting standards) and Ernst & Young (to audit the company's business under international financial reporting standards).

In 2005 UTair Aviation held two General Shareholders' Meetings.

NB!

Supervisory Council

Membership of the Supervisory Council

At the general shareholders meeting held on June 15, 2005, the following persons were elected to the Supervisory Council of UTair Aviation:

Name / Year of Birth / Education / Date of first election to the Supervisory Council	Positions held in the 5 years prior to election
Vyacheslav F. Novitskiy 1955 / higher education / 2002	2000-2002 – First Deputy Mayor of the City of Surgut; 2002–present – First Deputy Chairman of the Government of Khanty-Mansiysk Autonomous District (Yugra)
Lyudmila A. Belogurova 1949 / higher education / 2005	2000–present – Director of Property Management, Surgutneftegaz
Andrey A. Kuyvashev 1964 / higher education / 2005	2000-2001 – Director of Transportation Insurance, Surgutneftegaz Insurance Company; 2001–present – Deputy General Director, Surgutneftegaz Insurance Company
Svetlana N. Kukotina 1962 / higher education / 2005	2000–2002 – Deputy Director of Economics and Planning, Surgutneftegaz; 2002–present – Director of Economics and Planning, Surgutneftegaz
Lyudmila A. Loginovskaya 1950 / higher education / 2005	2000–present – General Counsel, Surgutneftegaz
Andrey Z. Martirosov 1968 / higher education / 1995	2000–present – General Director, UTair Aviation
Sergey A. Savin 1966 / higher education / 2004	2000–2001 – Chief Engineer, SNDSR Trust, Surgutneftegaz; 2001–2004 – Director of the equipment service and assembly base, Surgutneftegaz; 2004–present – Deputy General Director and Director of the Division of Technological Transportation, Specialized Equipment, and Automobile Roads, Surgutneftegaz



No members of the Supervisory Council:

- Are related to persons in the management and audit bodies of the Airline;
- Own an interest in any subsidiary or affiliate of the Airline;
- Have options from the Airline or its subsidiary or dependent companies to purchase stock in the Airline.

Equity interest in the Airline owned by members of the Supervisory Council:

A. Z. Martirosov – 0.044%.

Members of the Supervisory Council of UTair Aviation elected at the extraordinary shareholders meeting on September 15, 2003, for terms ending June 15, 2005, when the next general shareholders meeting is held:

1. Vyacheslav F. Novitskiy
First Deputy Chairman of the Government of Khanty-Mansiysk Autonomous District (Yugra);

2. Gennadiy A. Burtsev
Deputy General Director for Property, Surgutneftegaz

3. Andrey Z. Martirosov
General Director, UTair Aviation;

4. Vladislav S. Nesterov
Deputy Mayor, City of Surgut;

5. Natalya E. Pospelova
Deputy Chair of the Management Board for Legal Affairs, Surgutneftegazbank [closed joint stock company]

6. Sergey A. Savin
Deputy General Director, Director of the Division of Technological Transportation, Specialized Equipment, and Automobile Roads, Surgutneftegaz;

7. Vyacheslav A. Uryupin
General Director, Surgutneftegaz Insurance Company.

The UTair Aviation Supervisory Council determines the airline strategy and controls its management efficiency.

Report of the Supervisory Council

The primary function of the Airline's Supervisory Council is to set the strategic course of the company's business and to supervise and evaluate the work of the management.

The Supervisory Council meets regularly, according to an approved meeting schedule. Most meetings are held in person.

The Supervisory Council held 8 meetings in 2005, most of them in person.

At the first meeting of the newly elected Supervisory Council, Vyacheslav Novitskiy, the First Deputy Chairman of the Government of Khanty-Mansiysk Autonomous District (Yugra), was elected chairman.

As in previous years, at its meetings the Supervisory Council regularly discusses current business issues. Some meetings were devoted to reviewing and approving the implementation of the main aspects of the Airline's business plan by the executive management. At these meetings the Supervisory Council also reviewed the Airline's business results for each quarter and approved quarterly reports.

An important issue for the Supervisory Council in 2005 was the growth of the Airline in the 2005-2009 period.

In 2005 the Supervisory Council also made decisions on other issues within its authority. For example, the council gave preliminary approval to the Airline's annual report for 2004, set the amount of compensation for members of the Supervisory Council, the Management Board, and the General Director based on 2004 results, created an audit committee and adopted bylaws governing it, and considered the issue of joining the International Air Transport Association.


UTair

Compensation of members of the Supervisory Council

Members of the Supervisory Council receive compensation for performing their duties in an amount determined by decision of the general shareholders meeting. The compensation is paid from the Supervisory Council compensation fund.



UTair Aviation adheres to the standards and recommendations of the world corporate governance practices.

Management Board

The day-to-day business of UTair Aviation is managed by a team of professional managers who have a clear vision for the future of the Airline and how to achieve its strategic objectives. They have the experience, knowledge and energy needed to grow the Airline.

The management team is led by the General Director, and the key managers are members of the Management Board, the Airline's collegial executive body.

The General Director is elected by the general shareholders meeting of the Airline. The members of the Management Board are appointed to their positions by the Supervisory Council upon nomination by the General Director.

Members of the Management Board



Andrey Z. Martirosov
1968/ higher education / 1993

2000-present – General Director of UTair Aviation;

2001 – Member of the Board of the Russian-American Business Council;

2004–present – Chairman of the Board of the Russian Air Transport Operators Association (ATOA).

Viktor G. Zaitsev
1953/ higher education / 2000

2000–present – Deputy General Director for Inspections and Quality Control Manager, UTair Aviation.

Viktor G. Bachurin
1948/ higher education / 1993

2000–present – Deputy General Director for International Business, UTair Aviation.



The General Director is elected by the UTair Aviation General Shareholders' Meeting, and the members of the Management Board are appointed by the Supervisory Council.



Igor V. Petrov

1972/ higher education / 2002

2000–2001 – Deputy Finance Director, UTair Aviation;

2001–present – Deputy General Director and Finance Director, UTair Aviation.



Meiramkhan J. Bekmukhanbetov
1952/ higher education / 1994

2000–present – Deputy General Director and Technical Director, UTair Aviation.





Andrey O. Ilmenskiy
1973/ higher education / 2003

2000–2002 – General Counsel, UTair Aviation;
2002–present – Deputy General Director for Property Management and Administration, UTair Aviation.

The General Director and the Management Board are accountable to the UTair Aviation Shareholders' Meeting and the Supervisory Council.

Vasiliy S. Lebedinskiy
1946/ higher education / 1993

2000–2002 – Director of the branch office of UTair Aviation in Salekhard;
2000–present – First Deputy General Director, UTair Aviation.

Vladislav A. Kravchenko
1948/ higher education / 1993

2000–present – Deputy General Director and Commercial Director, UTair Aviation.



Vladimir V. Demkin

1952/ higher education / 1996

2000–present – Deputy General Director and Flight Director, UTair Aviation;

2000–present – Director of the Personnel Training Center, a nonprofit partnership.





None of the members of the Management Board:

- Are related to persons in the management and audit bodies of the Airline;
- Own an interest in any subsidiary or affiliate of the Airline;
- Have options from the Airline or its subsidiary or dependent companies to purchase stock in the Airline.

Equity interest in the Airline owned by members of the Management Board:

A. Martirosov – 0.044%;

V. Lebedinskiy – 0.19%;

M. Bekmukhanbetov – 0.0092%;

V. Demkin – 0.001%;

V. Zaitsev – 0.0095%.

The team of the UTair Aviation professional managers has all the experience, knowledge and energy necessary for the airline dynamic development.

Report of the Management Board

The Management Board of the Airline meets regularly. The Management Board held 11 meetings last year, at which the board considered and made decisions on 95 issues. In the course of their deliberations on these issues, the Management Board and its Chairman assigned over 130 tasks to the managers of the Airline's subdivisions.

A key function of the Management Board is to adopt development plans, including long-term plans (up to 5 years), and to monitor their implementation.

At its meetings the Management Board reviewed the results of the Airline's business for the prior period and its objectives for the coming period (quarterly) and considered issues involving the Airline's current operations and prospects for growth, the implementation of the company's business plan, ways to improve the organizational structure of the Airline and the operation of its subdivisions, and other issues within its authority under the Charter and the Bylaws on the Management Board.

Specifically, the Management Board considered the following issues of significance to the Airline:

- Adoption of the Airline's business plan for 2005 (January 2005);
- The Airline's five-year growth plan (January 2005);
- The safety of the Airline's flights in connection with the organization of its flight operations (at an expanded meeting in March 2005 attended by the flight command and engineering managers and the managers of the Airline's subdivisions);
- The annual report of the Airline for 2004 (April 2005);
- Results of the physical inventory for 2004 (April 2005);
- Progress of the comprehensive plan to introduce ATR-42 aircraft into service (May and November 2005);
- The annual general shareholders meeting of UTair Aviation (June 2005);
- Progress in the program to update the Airline's fleet of mid-range aircraft (October and November 2005);

- Progress in the introduction of a quality control system in the Airline's subdivisions (August and November 2005);
- The Airline's business plan for 2006 (the business plan was adopted in December 2005).

The Management Board also heard reports on the business results of the Airline's leading structural subdivisions (commercial transportation, commercial helicopter, international business, etc.), branches, and representative offices and reviewed their performance of the Airline's business plan.

Compensation of members of the Management Board

In accordance with the Bylaws on the Management Board, the members of the Management Board receive compensation, in addition to their compensation under their employment agreements, based on the quarterly results of the Airline. This compensation is paid from the Management Board Compensation Fund, which is allocated by decision of the annual general shareholders meeting. The fund consists of 1% of the Airline's net profit for the year.

The amount of compensation and the distribution of compensation among the members of the Management Board is determined by decision of the Supervisory Council.



The General Director and the Management Board govern the current activity and put into practice the UTair Aviation strategy.

Oversight

In order to protect the interests of our shareholders and potential investors and to build their trust in the Airline and its management, the Airline has instituted a system of financial and business oversight. We pursue these goals by adopting and implementing business plans that address various aspects of our business, establishing and enforcing effective internal oversight procedures, identifying and minimizing risks, and ensuring the accuracy of the financial information that we use and disclose.

Audit Commission

The Airline's Audit Commission, which was elected at the general shareholders meeting on June 15, 2005, exercises on-going oversight of the Airline's financial and business activities.

Members of the Audit Commission

Ruslan R. Gabdulkhakov, born 1975.
Director of Analysis and Financial Planning in the Finance Department at Surgutneftegaz

Svetlana V. Tushchenko, born 1973.
Deputy Director of Information and Codification in the Legal Department at Surgutneftegaz

Valentina G. Chuvilina, born 1952.
Senior accountant and auditor in the Oversight and Audit Department at Surgutneftegaz

No members of the Audit Commission:

- Hold any position in the management of the Airline or as an employee of the Airline;
- Are related to persons in the management and audit bodies of the Airline;
- Own an interest in any subsidiary or affiliate of the Airline;
- Own shares in the Airline;
- Have options from the Airline or its subsidiary or dependent companies to purchase stock in the Airline.



The work of the Audit Commission is governed by the Airline's Charter and the Bylaws of the Audit Commission, which were adopted by the general shareholders meeting. The Audit Commission's primary duties are:

- To audit the Airline's financial and business documentation;
- To monitor compliance with contracts to which the Airline is a party;
- To analyze the company's financial and statistical accounting and reporting for compliance with applicable laws and regulations;
- To analyze the Airline's financial condition and identify reserves to improve the Airline's business standing.

In order to exercise oversight of the Airline's financial and business dealings and make an independent assessment of its financial condition, the Audit Commission conducted a paper audit of the Airline's financial and business activities for the year 2005.

Based on the audit data, the Audit Commission prepared an opinion that verifies the accuracy of the annual balance sheet, the annual report, and the profit and loss figures for 2005.

In accordance with the Charter, the members of the Audit Commission receive compensation for performing their duties and are reimbursed for all documented expenses related to their duties as members of the Audit Commission. This compensation is paid by decision of the Supervisory Council from a special fund for this purpose, the amount of which is approved by the general shareholders meeting in the course of distributing the profit for the reporting year.

External Audit

The reliability of the financial reports prepared and disclosed by the Airline is verified every year by an independent auditor, which is nominated annually by the Supervisory Council on the recommendation of its audit committee and selected by the annual general shareholders meeting.

The main purpose of controlling the financial and economic activities is to protect the investments and to secure the shareholders' and potential investor's trust in UTair Aviation business.

At the general meeting of shareholders on June 15, 2005, Rosekspertiza (Moscow) was selected as the auditor.

Since 2004, Rosekspertiza has audited the Airline's financial reports prepared in accordance with Russian accounting standards. The firm does not perform any other consulting services for the Airline.

Ernst & Young has audited the Airline's financial reports under international financial reporting standards since 2003.

Audit Committee of the Supervisory Council

The Supervisory Council established an **Audit Committee** in 2004 in order to increase the effectiveness of internal oversight, improve corporate governance and assist the Supervisory Council in performance of its oversight functions. The primary duties of the audit committee are to:

- Recommend nominees for the Airline's auditor, including by identifying potential candidates and assessing the risk of any conflicts of interest;
- Analyze the quality of the external audit each year and make recommendations to the Supervisory Council with respect to signing, extending, or terminating the contract with the Airline's auditor;
- Evaluate the effectiveness of the Airline's internal oversight procedures and draft proposals to improve them, including analyzing the reports of the internal auditor and the Audit Commission, evaluating their work, and making recommendations for improvement.

The authority of the audit committee, its membership and operating procedures are determined by the Bylaws of the Audit Committee as adopted by the Supervisory Council.

The audit committee has eight members, including three Airline employees, four representatives of shareholders owning more than 10% of the Airline's voting shares, and a member of the management board of the Institute of Professional Auditors in Moscow.

In 2005 the audit committee conducted an analysis of the quality of the Airline's 2004 audit under Russian accounting standards, including an evaluation



of the auditor's opinion. The committee also selected and evaluated potential audit firms to audit the Airline for 2005 under Russian and international financial reporting standards and recommended candidates for the Airline's 2005 external auditors to the Supervisory Council.

Internal oversight is performed continually within the company. We have instituted and enforce procedures for adopting various day-to-day decisions. For example, under the Airline's Charter, a transaction involving an amount equal to 15-50% of the book value of the Airline's assets must be approved unanimously by the Supervisory Council. Transactions involving amounts equal to 10-15% of the book value of our assets, transactions involving the acquisition, sale, lease, or maintenance of aircraft in amounts from US$10,000 to US$1,000,000, and transactions involving the acquisition or sale of real property must be approved by the Management Board.

In order to analyze and evaluate the system of internal oversight, the Airline has an **internal audit department**, which reports to the General Director.

The primary functions of the internal audit department are to:

- Audit the financial, accounting, and economic departments of the company and its subdivisions, subsidiaries, and affiliates;
- Oversee daily operations for compliance with the company's business plan;
- Audit the accounting and internal oversight systems and make recommendations for improvement;
- Coordinate and work with other oversight functions;
- Develop methodologies and consult with management on issues of risk management and oversight;
- Assist the management in preparing responses or corrective actions based on the results of audits and monitor progress in implementing these actions.

The UTair Aviation audit in accordance with the international standards is carried out by Ernst & Young Company.

Securities

The equity capital of UTair Aviation is 20,075,054 US Dollars, divided into 577,208,000 common shares issued and outstanding with a par value of 3.48 US Cent each.

The Airline's Charter authorizes 124,945,000 common shares with a par value of 3.48 US Cent each, about 22% of the total number of placed shares.

The Airline's shares were traded in 2005 primarily on these exchanges in Russia:

1. Moscow Interbank Currency Exchange (MICEX), www.micex.ru, stock symbol: **UTAR**; trading since December 1999
2. RTS Stock Exchange (RTS), www.rts.ru, trading since November 1997; stock symbol: **TMATG** (stock market), **TMAT** (classical market).

American Depositary Receipts

Under a level 1 American Depositary Receipts (ADR) program registered with the U.S. Securities and Exchange Commission on May 26, 1998, 1.9% of the Airline's shares trade on foreign stock exchanges (as of January 1, 2006).

ADRs, each of which corresponds to 100 common shares of UTair Aviation stock, are traded on the over-the-counter stock markets in New York and Berlin (stock symbol: UAIRY):

- New York: OTC Market;
- Berlin: Freiverkehr exchange, Open Market or Floating segment.


UTair

Market value and trading volume

Total trading volume of the Airline's shares on the Moscow Interbank Currency Exchange (MICEX) in 2005:

Annual Volume, shares	Volume, US Dollars	Number of market transactions	Trading price, US Cents	
			Min.	Max.
36,824,500	4,181,291.39	9,635	7.58	44.52

Trading system: order driven.



The equity capital of UTair Aviation is 20,075,054 US Dollars.


Trend in market price of shares traded in 2005, US Cents
09,03,05
30.22
21,04,05
8.33
30,12,05
13.95
30.0
20.0
10.0
0
11,01 31,01 20,02 12,03 01,04 21,04 11,05 31,05 20,06 10,07 30,07 19,08 08,09 28,09 18,10 07,11 27,11 17,12

The market price of the Airline's shares on December 30, the last trading day of 2005, was 13.95 US Cents per share. Thus, the market capitalization of the Airline as of December 30, 2005, was US$80,416,161.44.


Growth in market capitalization of UTair Aviation in the period 2001-2005, US$ million
90.0
80.0
70.0
60.0
50.0
40.0
30.0
20.0
10.0
0.0
25.4
31.8
37.2
37.5
80.4
2001
2002
2003
2004
2005


UTair



ADR trading

The trend in ADR listings (by price at the end of the reporting month) for the period 2001–2005 is shown in the following chart:


Trend in ADR listings in the period 2001-2005, US$
14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
Sept,2001
2.10
Dec,2005
12.75
Jan,01
May,01
Sept,01
Jan,02
May,02
Sept,02
Jan,03
May,03
Sept,03
Jan,04
May,04
Sept,04
Jan,05
May,05
Sept,05

The highest quoted price was $12.75 per ADR, in December 2005. The lowest quote was US$2.10 per ADR, in September 2001.

The market price of the UTair Aviation shares as of December 30,2005, was 13.95 US Cents per share.

Branches and Representative Offices of the Airline

1. Noyabrsk Branch
Location and mailing address: **Airport, Noyabrsk, Tyumen Region, Russia, 629802**
Manager: **Nikolay N. Ponomarenko**
Telephone: **(34964) 5-40-46**

2. Tazovsk Branch
Location and mailing address: **Airport, Tazovsk, Tyumen Region, Russia, 629350**
Manager: **Dmitriy M. Lebedyev**
Telephone: **(34940) 2-13-31**

3. Tyumen Aviation – Branch
Location: **Roshchino Airport, Tyumen, Russia, 625033**
Mailing address: **Plekhanovo Airport, Tyumen, Russia, 625025**
Manager: **Viktor I. Pavlichenko**
Telephone: **(3452) 43-50-82**

4. Beryezovo Branch
Location and mailing address: **Beryezovo Airport, Tyumen Region, Russia, 628140**
Manager: **Aleksandr I. Stefanyuk**
Telephone: **(34674) 2-19-60**

5. Mys Kamenniy Branch
Location and mailing address:
Airport, Town of Mys Kamenniy, Tyumen Region, Russia, 629720
Manager: **Sergey A. Shiyan**
Telephone: **(3452) 39-83-65**



6. ZapSibKetering Separate Subdivision — Branch
Location and mailing address: **Airport, Surgut, Khanty-Mansiysk Autonomous District, Tyumen Region, Russia, 628422**
Manager: **Aleksandr N. Naychuk**
Telephone: **(3462) 77-09-55**

7. Special Division for Aviation Security – Branch
Location and mailing address: **Plekhanovo Airport, Tyumen, Russia, 625025**
Manager: **Sergey V. Pichugov**
Telephone: **(3452) 43-25-74**

8. Moscow General Representative Office
Location and mailing address: **24 Myasnitskaya St., Office 75, Moscow, Russia, 103000**
Manager: **Sergey N. Babiy**
Telephone: **(495) 745-40-48**

9. U. S. Representative Office
Location and mailing address: **Graybar Building at Grand Central, 420 Lexington Avenue, Office 300, New York, NY 10170**
Manager: **Mamed V. Kasumov**
Telephone: **+1 (212) 297-6207**

10. Representative Office in Yamalo-Nenetsk Autonomous District
Location and mailing address: **Airport, Salekhard, Tyumen Region, Russia, 629104,**
Manager: **Vladimir N. Polupanov**
Telephone: **(34922) 7-42-10**

UTair Aviation improves and streamlines the corporate interrelations with the branches and representative offices

Reference information:

Airline

Full company name:
In Russian: **Открытое акционерное общество «Авиакомпания «ЮТэйр»**
In English: **UTair Aviation Joint Stock Company**
Address: Airport, Khanty-Mansiysk, Khanty-Mansiysk Autonomous District, 628012
Telephone: +7 (34671) 94 557 – reception office in Khanty-Mansiysk
Shareholder and investor contact:
Department of Property and Shareholder Relations: Inna V. Simakhina
Telephone: +7 (3462) 770 381
e-mail: ISimahina@gapk.utair.ru
Website: www.utair.ru

Registrar

SurgutInvestneft
Mailing address: 52/1 Entuziastov St. Surgut, Tyumen Region, Russian Federation, 628400
Telephone: (3462) 42-11-74 Fax: (3462) 42-11-93
Email address: sinef@ wsnet.ru
Branches and representative offices:
Moscow Branch: 24/7 Myasnitskaya St., Bldg. 1, Office 103, Moscow
Telephone: (495) 624-82-56, 625-83-49
Tyumen Branch: 78 Lenin St., Rooms 516-518, Tyumen
Telephone: (3462) 46-32-69, 46-35-57
Kirishi Branch: 56 Lenin St., Kirishi, Leningrad Region
Telephone: (81368) 5-42-48
License: № 10-000-1-00324, issued June 24, 2004, by the Federal Financial Markets Service,
Valid until: No expiration date.

Auditor

Audit of reports prepared in accordance with Russian accounting standards
Rosekspertiza
Location: 7 Tikhvinsk Pereulok, Bldg. 3, Moscow, Russian Federation
Telephone: (495) 721-38-83 Fax: (495) 721-38-94
Auditor's license:
License Number: E 000977
Date of Issue: June 25, 2002
Valid until: June 24, 2007
Licensing authority: Russian Ministry of Finance
Audit of reports prepared in accordance with international accounting standards
Ernst & Young
Moscow Representative Office: 77 Sadovnicheskaya Nab., Bldg. 1, Moscow
Telephone: +7 (495)705 9700

UTair





Saint-Petersburg
2006

82-4789



UTair Aviation

Joint-Stock Company

Press-releases

October 2005– October 2006



UTair Aviation

Joint-Stock Company

PRESS RELEASE

UTair INTRODUCES 2006 FALL-WINTER SCHEDULE

31.10.2006

Khanty-Mansiysk – UTair Aviation (UTair Aviation JSC) has switched to its winter schedule as of October 30, 2006, coming up with a broader route network and an increased number of flights to certain destinations. UTair will introduce new flights from Moscow to Lvov and Sovetsky, as well as boost the number of flights between Moscow and Ufa and from Western Siberia to Central Asia. A winter charter program will ensure the quick and comfortable transportation of UTair's passengers to their Christmas vacation resorts in Egypt and Thailand.

In addition, UTair has launched its fall special "Save Half!" Until November 15, 2006 anyone can buy plane tickets at half price. This applies to flights running until January 1, 2007.

The "Veteran" year-round special will be continued as well. Any World War II veteran who is a citizen of the Russian Federation can get a free-of-charge ticket for a one-way or a round trip to any of UTair's 200 destinations. This year, UTair's managers resolved to pay respect to the accomplishments of elderly people and provide veterans with a year-round opportunity to visit their relatives, the sites of their military glory, and to meet with war friends, as well as fly to recreation and medical centers.

The company is set to maintain its passenger flow growth in the new season. According to a business plan, UTair will end up with 2.5m passengers by the end of 2006.

UTair always strives for the improvement of quality of service and passenger safety. In particular, the airline is constantly upgrading its fleet. In 2006, it began operating 46-seat turboprop regional aircraft manufactured in Europe. They will gradually replace Russian An-24 and Yak-40 aircraft on regional flights between Tyumen, Surgut, Khanty-Mansiysk, Novosibirsk, Nizhnevartovsk, Yekaterinburg and Ufa.

It is worth mentioning that in the 2006 Fall-Winter season UTair will also continue selling plane tickets on credit. UTair passengers have the opportunity to obtain 10-month loans for RUR3,000-30,000 (about USD105-1,050) and buy plane tickets with a 10-percent initial payment.

UTair Aviation head office:
Khanty-Mansyisk airport, Khanty-Mansyisk AO, Tyumen region, 628012, Russia;
e-mail: office.hmao@gapk.utair.ru

General Representative Moscow Office tel: +7 495 745 4078
www.utair.ru



UTair Aviation

Joint-Stock Company

PRESS RELEASE

UTair SUPPORTS UN PEACEKEEPERS IN LEBANON

11.09.2006

Khanty-Mansiysk – UTair Aviation (UTair aviation JSC) has begun providing services for the United Nations' peacekeeping mission to Lebanon.

Flights within Lebanon are carried out by two Mi-8 helicopters stationed in Cyprus.

A 6-month contract has been agreed and may be extended at a later date; under the contract helicopters will function as transports of passengers and cargo inside the cabin and on the external sling, as well as for emergency and medical evacuation purposes.

At this point, 60 of UTair's helicopters are engaged in various regions spanning from North America to South Africa under export contracts. In 2006, UTair expects revenue from export helicopter services to rise by 25 percent.

UTair is Russia's largest helicopter operator and a recognized leader of world helicopter business. The airline's fleet comprises 180 helicopters.



UTair Aviation head office:
Khanty-Mansyisk airport, Khanty-Mansyisk AO, Tyumen region, 628012, Russia;
e-mail: office.hmao@gapk.utair.ru

General Representative Moscow Office tel: +7 095 745 4078
www.utair.ru



UTair Aviation

Joint-Stock Company

PRESS RELEASE

UTair BOOSTS PASSENGER NUMBERS BY 34.7% IN JANUARY-AUGUST

11.09.2006

Khanty-Mansiysk – UTair Aviation (UTair Aviation JCS) transported 1,609,288 passengers in January through August 2006, up 34.7 percent from the same period last year.

Furthermore, the airline reported a considerable rise in all other business performance indicators. Specifically, the airline's passenger traffic added 27.0 percent rising to 2,499,281,400 passenger kilometers.

In January through August, the volume of mail and cargo carried by UTair's transport aircraft climbed 14.0 and 17.0 percent, reaching 707.1 tonnes and 5,734 tonnes respectively.

Airplane flying time was reported at 71,575 flying hours, up 15.9 percent from the same period last year.

UTair helicopters were in service for 38,099 flying hours, up 11.1 percent from a year earlier, showing a 4.8 percent increase in cargo transportation which stood at 35,463 tonnes.

According to UTair's business plan, the airline's planes and helicopters are set to spend 116,800 hours in the air in 2006. Over 2.5m passengers will be transported, and 12 new destinations introduced. The geography of helicopter operations will cover Russia and nine foreign countries with the volume of operations abroad adding more than 25%.

The airline's key performance indicators for January-August 2006 are set forth in the chart below:



UTair Aviation

Joint-Stock Company

No.	Performance indicator	Unit of measure-ment	Jan-Aug 2005 г.	Jan-Aug 2006 г.	Growth, %
	Transport Service (Airplanes)				
	Passenger traffic	'000 passenger kilometers	1,968,355.4	2,499,281.4	127.0
	Passengers carried	people	1,194,369	1,609,288	134.7
	Airplane passengers	***people***	***1,166,731***	***1,567,716***	***134.4***
	Helicopter passengers:	***people***	***27,638***	***41,572***	***150.4***
	Flying time	hours	61,761	71,575	115.9
	Cargo carried	tonnes	4,900.9	5,734.0	117.0
	Mail carried	tonnes	620.4	707.1	114.0
	Helicopter Service				
	Flying time	hours	34,291	38,099	111.1
	Cargo carried	tonnes	33,848	35,463	104.8


UT

UTair Aviation

Joint-Stock Company

PRESS RELEASE

UTair LAUNCHES MORE FLIGHTS FROM BAKU

14.08.2006

Khanty-Mansiysk: UTair Aviation (UTair Aviation, JSC) is launching more international flights as part of its summer 2006 schedule.

From now on, more Russian cities will be available for travellers from Azerbaijan. On August 24 and August 25, 2006 the airline will open new regular flights Baku – Ufa - Novy Urengoy (this service will be available on Thursdays and Fridays) and Baku – Khanty-Mansiysk – Nizhnevartovsk (this service will be available on Fridays and Saturdays). Tu-134 aircraft will be used on these routes.

Convenient connecting flights make it possible for UTair's passengers to fly anywhere they want, including foreign destinations, spending a minimum of time and money.

According to UTair's business plan, the carrier will launch 12 new flights and carry more than 2.5m passengers in 2006.

UTair Aviation head office:
Khanty-Mansyisk airport, Khanty-Mansyisk AO, Tyumen region, 628012, Russia;
e-mail: office.hmao@gapk.utair.ru

General Representative Moscow Office tel: +7 495 745 4078
www.utair.ru



UTair Aviation

Joint-Stock Company

PRESS RELEASE

UTair BOOSTS PASSENGER TRANSPORTATION BY 35.5% IN JANUARY-JULY 2006

10.08.2006

Khanty-Mansiysk – In January through July 2006, UTair Aviation (UTair Aviation JSC) carried 1,319,296 airplane passengers, which is

No.	**Performance indicators**	Unit of measure-ment	Jan-July 2005	Jan-July 2006	Growth, %
	Transport service (airplanes)				
	Passenger traffic	'000 passenger-kilometers	1,578,038.6	2,011,297.4	127.5
	Passengers carried		973.487	1,319.296	135.5
	by aircraft:		*950.631*	*1,285.943*	*135.3*
	by helicopters:		*22,856*	*33,353*	*145.9*
	Flying time	hours	51,503	59,501	115.5
	Cargo carried	tonnes	4219.8	4882.2	115.7
	Mail carried	tonnes	541.5	613.7	113.3
	Helicopter service				
	Flying time	hours	27,771	31,838	114.6
	Cargo carried	tonnes	25,068	26,275	104.8

UTair Aviation head office:
Khanty-Mansyisk airport, Khanty-Mansyisk AO, Tyumen region, 628012, Russia;
e-mail: office.hmao@gapk.utair.ru

General Representative Moscow Office tel: +7 495 745 4078
www.utair.ru



UTair Aviation

Joint-Stock Company

PRESS RELEASE

UTair POSTS FIRST HALF-YEAR 2006 FINANCIAL RESULTS

02.08.2006

Khanty-Mansiysk: UTair Aviation (UTair Aviation, JSC) has released its financial results for the first six months of 2006. The airline's revenue surged 43.7 percent to about RUR6.509bn (approx. USD242.5m) in the period in question from around RUR4.530bn (approx. USD168.8m) in the first half of 2005.

The prime cost of services provided by the airline rose 39.9 percent year on year, to nearly RUR6.284bn (approx. USD234.1m).

Because revenue growth outpaced the increase in spending as compared to the same period in 2005, the company's operating surplus rose considerably. The profit from the airline's core operations leapt 5.9-fold to RUR224.962m (USD8.38m) from RUR38.233m (approx. USD1.42m) a year ago. The return on sales also grew severalfold: from one percent in the first half of 2005 to 3.5 percent in 2006. It should be noted that the financial result is within the approved target set out in the company's 2006 business plan.

UTair Aviation's assets have increased 29.4 percent since the beginning of the year, including a 26.5 percent rise in the worth of the company's fixed assets due to active fleet renewal and enlargement. In the first half of 2006, the airline carried 1,036,314 passengers, 35.5 percent more than in the first six months of 2005. The company's helicopters flew for 24,679 hours, 12.3 percent more than in the first half of 2005.

UTair Aviation head office:
Khanty-Mansyisk airport, Khanty-Mansyisk AO, Tyumen region, 628012, Russia;
e-mail: office.hmao@gapk.utair.ru

General Representative Moscow Office tel: +7 495 745 4078
www.utair.ru



UTair Aviation

Joint-Stock Company

PRESS RELEASE

UTair TO DELIVER STANLEY CUP TO RUSSIA

01.08.2006

Khanty-Mansiysk: A UTair Aviation (UTair Aviation, JSC) aircraft will transport the most honorable trophy in world hockey, the Stanley Cup, onboard a Kiev (Borispol) – Omsk – Moscow (Vnukovo) flight on August 2, 2006.

The legendary hockey prize will be flown onboard a Tu-134 aircraft with VIP-class service. The Cup weighs about 20 kg, and is 88 cm high.

The Stanley Cup will arrive in Russia under the supervision of Carolina Hurricanes defenseman Oleg Tverdovsky, ex-captain of Omsk's Avangard hockey club.

According to the rules of the National Hockey League, each player on the winning team is entitled to keep the cup for 24 hours. At the invitation of Leonid Polezhayev, Governor of the Omsk region, and the management of the Avangard hockey team, the city's hockey fans will have the chance to meet their compatriot and have their pictures taken with the Stanley Cup.



UTair Aviation

Joint-Stock Company

PRESS RELEASE

UTair TO HOLD AIR SHOW FOR TYUMEN'S 420th ANNIVERSARY

28.07.2006

Khanty-Mansiysk: UTair Aviation (UTair Aviation, JSC) will hold its "Visit UTair" air show on July 30, the day on which the city of Tyumen will be celebrating its 420th Anniversary. The show will begin at 10:00 a.m. at the Plekhanovo airport.

The program will include an air parade (a demonstration flight at a low altitude) featuring all aircraft types used by the carrier: Tu-154, Tu-134, ATR-42, An-24, and Yak-40. Highly professional UTair pilots will display the capabilities of a Mi-8 helicopter: insertion, water bucket and rescue operations, etc. A unique Mi-10K flying crane helicopter will carry out a demonstration flight with a sling load and set it up on a truck dock.

Tyumen residents and guests will have an opportunity to get a bird's eye view of the city celebrating its big date. Air tours will be carried out on UTair's An-2 aircraft and Mi-8 helicopters.

UTair's fleet numbers more than 100 aircraft and nearly 200 helicopters operated in Russia and abroad. UTair aircraft and helicopters will carry over 2.5m passengers in 2006.

UTair Aviation head office:
Khanty-Mansyisk airport, Khanty-Mansyisk AO, Tyumen region, 628012, Russia;
e-mail: office.hmao@gapk.utair.ru

General Representative Moscow Office tel: +7 495 745 4078
www.utair.ru



UTair Aviation

Joint-Stock Company

PRESS RELEASE

UTair IMPROVING CONNECTING TRAFFIC

26.07.2006

Khanty-Mansiysk: UTair Aviation (UTair Aviation, JSC) is increasing the number of connecting flights that provide through luggage check-in. In the summer of 2006, this type of service became available to UTair passengers on flights from Surgut, Khanty-Mansiysk, St. Petersburg, Ufa, Magnitogorsk, and Samara connecting at Moscow's Vnukovo and Domodedovo airports to other cities in Russia and abroad. Luggage handling in a connecting airport is carried out without the involvement of the passenger, which makes a connecting flight easier on the passenger.

UTair has more than 30 flights per day out of Vnukovo. Two additional check-in stands have been set up at the Vnukovo airport for the convenience of connecting passengers and those traveling without luggage.

At Domodedovo, luggage service is provided for passengers connecting from Surgut and Tyumen to international destinations. These passengers' luggage is delivered to the border and customs control zone and further on to the connecting flight through the efforts of Domodedovo airport services.

Between July 1 and July 23, 2006, UTair aircraft carried 16,707 connecting passengers via the Moscow airport hub, including 16,099 people via Vnukovo and 608 via Domodedovo. The heaviest connecting traffic is from Khanty-Mansiysk, Anapa, Sochi, Surgut, St. Petersburg, and Syktyvkar airports.

UTair Aviation head office:
Khanty-Mansyisk airport, Khanty-Mansyisk AO, Tyumen region, 628012, Russia;
e-mail: office.hmao@gapk.utair.ru

General Representative Moscow Office tel: +7 495 745 4078
www.utair.ru



UTair Aviation

Joint-Stock Company

PRESS RELEASE

UTair OPENS NEW ROUTES

26.07.2006

Khanty-Mansiysk: UTair Aviation (UTair Aviation, JSC) is continuing to launch new routes as part its summer 2006 schedule.

The new Kazan-Moscow route opened in July. A Tu-134 aircraft carries passengers daily from the capital of Tatarstan to the Vnukovo airport and back.

A new UTair flight from Moscow (Vnukovo) to Nakhichevan has been introduced, which is being carried out on Thursdays and Sundays.

The airline is also increasing the frequency of flights on the Syktyvkar-St. Petersburg-Syktyvkar route. Starting from August 26, residents of the Komi Republic will be able to fly to Russia's "northern capital" daily.

On September 12, 2006, UTair will start regular operation between Tyumen and Munich. International flights on this route will be carried out weekly on Tuesdays and Fridays. A five-hour flight on board a comfortable Tu-154 offering three classes of service (business, premium economy, and economy) will transport passengers to the capital of Bavaria.

According to UTair's business plan, the carrier will launch 12 new flights and carry more than 2.5m passengers in 2006.

UTair Aviation head office:
Khanty-Mansyisk airport, Khanty-Mansyisk AO, Tyumen region, 628012, Russia;
e-mail: office.hmao@gapk.utair.ru

General Representative Moscow Office tel: +7 495 745 4078
www.utair.ru



UTair Aviation

Joint-Stock Company

PRESS RELEASE

UTair BOOSTS PASSENGER TRANSPORTATION BY 35.5% IN JANUARY-JUNE 2006

11.07.2006

Khanty-Mansiysk: In January through May 2006, UTair Aviation (UTair Aviation JSC) carried 1,036,314 passengers, which is 35.5 percent above the same figure of the previous year.

In addition, the airline reported a substantial increase in other business performance indicators. Specifically, the company's passenger traffic added 26.9 percent rising to 1,528,256,100 passenger-kilometers.

In January through June, transport aircraft carried 11.8 percent and 14.8 percent more mail and cargo respectively.

Airplane flying time stood at 47,733 flight hours, up by 14.8 percent from the same figure of the previous year.

UTair helicopters flew for 24,679 hours, which is 12.3 percent more than the previous year.

According to UTair's business plan, the company's planes and helicopters are set to spend 116,800 hours in the air in 2006. Over 2.5m passengers will be transported, and 12 new destinations introduced. Helicopter operations will cover Russia and nine foreign countries with the volume of operations abroad adding more than 25%.

Key performance indicators for the airline's activities in January-March 2006 are set forth in the chart below:

UTair Aviation head office:
Khanty-Mansyisk airport, Khanty-Mansyisk AO, Tyumen region, 628012, Russia;
e-mail: office.hmao@gapk.utair.ru

General Representative Moscow Office tel: +7 495 745 4078
www.utair.ru



UTair Aviation

Joint-Stock Company

No.	Performance indicators	Unit of measurement	Jan-June 2005	Jan-June 2006	Growth, %
	Transport service				
	Passenger traffic	'000 passenger-kilometers	1,203,922.0	1,528,256.1	126.9
	Passengers carried		764,554	1,036,314	135.5
	Airplane service:	*passengers*	*745,120*	*1,010,360*	*135.6*
	Helicopter service:	*passengers*	*19,434*	*25,954*	*133.5*
	Flying time	hours	41,575	47,733	114.8
	Cargo carried	tonnes	3,608.5	4,141.8	114.8
	Mail carried	tonnes	471.4	527.1	111.8
	Helicopter service				
	Flying time	hours	21,983	24,679	112.3

UTair Aviation head office:
Khanty-Mansyisk airport, Khanty-Mansyisk AO, Tyumen region, 628012, Russia;
e-mail: office.hmao@gapk.utair.ru

General Representative Moscow Office tel: +7 495 745 4078
www.utair.ru



UTair Aviation

Joint-Stock Company

PRESS RELEASE

UTair's HEAD OF FLIGHT OPERATIONS NAMED

04.07.2006

Khanty-Mansiysk: Deputy General Director, Head of Flight Operations of UTair Aviation (UTair Aviation, JSC) Vladimir Dyomkin was distinguished with the honorary title of Honored Pilot of the Russian Federation by a Russian Presidential Decree dated June 22, 2006.

Vladimir Dyomkin began his career with UTair Aviation in 1972 after graduating from the Bugurusian Civil Aviation Academy. He has worked his way up the ladder from an An-2 aircraft co-pilot to Director of the country's largest flight operations department. He now serves as an instructor pilot and heads the airline's personnel training center.

Mi-26 helicopters were tested in Russia under Vladimir Dyomkin's supervision. He also took part in pioneering Tu-154M flights with Jasmin, the latest Russian aircraft navigation complex, and organized the first Russian helicopter flights as part of the United Nations Organization's peace missions.

Vladimir Dyomkin has the following awards: an honorary "Air Transportation Expert" plaque, a lapel badge "For Accident-Free Flying Time", and a medal "For Exploration and Development of the Oil and Gas Complex".

UTair Aviation head office:
Khanty-Mansyisk airport, Khanty-Mansyisk AO, Tyumen region, 628012, Russia;
e-mail: office.hmao@gapk.utair.ru

General Representative Moscow Office tel: +7 495 745 4078
www.utair.ru



UTair Aviation

Joint-Stock Company

PRESS RELEASE

UTair OPENS NEW IN-FLIGHT CATERING FACILITY IN ROSHCHINO AIRPORT

28.06.2006

Khanty-Mansiysk – UTair Aviation, one of Russia's leading flight services providers, has opened a new in-flight catering facility in the Roshchino airport in the Siberian city of Tyumen. The company has made significant investment in the reconstruction of existing premises and equipment. The new facility is complete with the latest technological equipment, and has a capacity of more than 3,000 meals a day.

UTair has set itself the goal of providing the maximum amount of services in accordance with the highest international standards. In May 2006, UTair received a ISO 9001-2000 certificate for the quality management system of its services department. Alongside in-flight catering, the department offers aircraft cleaning services (external and internal) and provides soft furnishings, equipment and periodicals for the passengers of 20 Russian airline carriers at the airports of Moscow and Western Siberia.

UTair Aviation head office:
Khanty-Mansyisk airport, Khanty-Mansyisk AO, Tyumen region, 628012, Russia;
e-mail: office.hmao@gapk.utair.ru

General Representative Moscow Office tel: +7 495 745 4078
www.utair.ru



UTair Aviation

Joint-Stock Company

PRESS RELEASE

UTair SHAREHOLDERS APPROVE ANNUAL REPORT

15.06.2006

Khanty-Mansiysk: The annual general shareholders' meeting of UTair Aviation (UTair Aviation, JSC) took place in Khanty-Mansiysk on June 15, 2006.

Shareholders approved the company's annual report, annual accounting statement, the 2005 profit and loss statement and the 2005 profit distribution statement, including dividend payment of RUR0.067 per common share.

UTair's annual report says that the company increased passenger traffic 20.8 percent over the 12 months of 2005 compared to 2004. The airline transported 1,835,280 people in 2005, which was a 30.8 percent advance against 2004.

The company's airplanes and helicopters flew 148,807 hours in the reported period, 21.9 percent more than in 2004.

The airline's net income surged 20 percent to RUR128m (approx. USD4.73m) in the period in question, compared to 2004.

The meeting's participants made a resolution on UTair joining the International Air Transport Association (IATA) as an active member. Shareholders also approved the airline's auditors for 2005: OOO Rosexpertiza will audit the Company's financial and economic activities under Russian accounting standards, and Ernst & Young will hold audits under International Financial Reporting Standards.

In addition, shareholders elected the airline's Supervisory Board and Audit and Compliance Committee.

Lyudmila Belogurova, Aandrey Kuyvashev, Svetlana Kukotina, Lyudmila Loginovskaya, Andrey Martirosov, Vyacheslav Novitsky and Sergei Savin all joined the Supervisory Board. Vyacheslav Novitsky, Senior Deputy Prime Minister of the Khanty-Mansi Autonomous Area, was elected as Chairman of the Supervisory Board. He has been the board's head since 2002.



UTair Aviation

Joint-Stock Company

Airplane passenger transportation and helicopter operations in Russia and abroad will remain the company's primary activities in 2006. For passenger transportation, UTair is planning to use 77 airplanes (16 Tu-154s, 25, 17 An-24s, 11 Yak-40s, 31 Tu-134s and 2 ATR-42-320s). The airline is planning to carry more than 2.5m passengers this year. For aircraft operations with UN peacekeeping and humanitarian missions, and under other international contracts this year, UTair will use 52 helicopters (32 Mi-8MTVs, 7 Mi-26s and 13 Mi-8Ts).

UTair's operation program for helicopter operations in Russia will total 39,775 hours to be flown by 59 Mi-8Ts, 1 Mi-8Ss, 7 Mi-8MTVs, and 4 Mi-26s.

UTair Aviation head office:
Khanty-Mansyisk airport, Khanty-Mansyisk AO, Tyumen region, 628012, Russia;
e-mail: office.hmao@gapk.utair.ru

General Representative Moscow Office tel: +7 495 745 4078
www.utair.ru



UTair Aviation

Joint-Stock Company

PRESS RELEASE

UTair BOOSTS PASSENGER TRANSPORTATION BY 35.2% IN JANUARY-MAY 2006

15.06.2006

Khanty-Mansiysk – In January through May 2006, UTair Aviation (UTair Aviation JSC) carried 788,414 airplane passengers, which is 35.2 percent above the same figure of the previous year.

In addition, the airline reported a substantial increase in other business performance indicators. Specifically, the company's passenger traffic added 28.3 percent rising to 1,120,164,800 passenger-kilometers.

In January through May, transport aircraft carried 11.5 percent and 15.4 percent more mail and cargo respectively.

Airplane flying time stood at 36,887 flight hours, up by 15.1 percent from the same figure of the previous year.

UTair helicopters flew for 18,827 hours, which is 13.8 percent more than the previous year.

According to UTair's business plan, the company's planes and helicopters are set to spend 116,800 hours in the air in 2006. Over 2.5m passengers will be transported, and 12 new destinations introduced.

The helicopters will fly all over Russia and in nine foreign countries, with the number of operations abroad rising by more than 25%.

Key performance indicators for the airline's activities in January-March 2006 are set forth in the chart below:

UTair Aviation head office:
Khanty-Mansyisk airport, Khanty-Mansyisk AO, Tyumen region, 628012, Russia;
e-mail: office.hmao@gapk.utair.ru

General Representative Moscow Office tel: +7 495 745 4078
www.utair.ru



UTair Aviation

Joint-Stock Company

No.	**Performance indicators**	Unit of measurement	Jan-Mar 2005	Jan-Mar 2006	Growth, %
	Transport service (airplanes)				
.	Passenger traffic	'000 passenger-kilometers	873,030.5	1,120,164.8	128.3
	Passengers carried		583,244	788,414	135.2
	Flying time	hours	32,037	36,887	115.1
	Cargo carried	tonnes	2,916.5	3,365.9	115.4
	Mail carried	tonnes	398,4	444,1	111.5
	Helicopter service				
	Flying time	hours	16,545	18,827	113.8

UTair Aviation head office:
Khanty-Mansyisk airport, Khanty-Mansyisk AO, Tyumen region, 628012, Russia;
e-mail: office.hmao@gapk.utair.ru

General Representative Moscow Office tel: +7 495 745 4078
www.utair.ru


UT

UTair Aviation

Joint-Stock Company

PRESS RELEASE

UTair RECEIVES ISO 9001:2000 CERTIFICATION

31.05.2006

Khanty-Mansiysk – UTair Aviation has successfully completed an ISO 9001:2000 certification process for "Maintaining airworthiness of the Customer's airplane fleet" for the quality management system of the Surgut VIP-aviation sector of UTair-Technik subsidiary.

A corresponding certificate, attesting to total compliance with the ISO quality standards, will be issued by Bureau Veritas Quality International (BVQI), a worldwide leader in systems certification services, including ISO and other international standards.

The ISO 9001:2000 certification attests to the airline's ability to provide services with a quality that meets or exceeds a specified certain level. UTair considers the certificate an additional proof of its good reputation on the aviation market.

Another airline's subsidiary, ZapSib-Catering, is being prepared for ISO 9001:2000 certification now.

UTair Aviation head office:
Khanty-Mansyisk airport, Khanty-Mansyisk AO, Tyumen region, 628012, Russia;
e-mail: office.hmao@gapk.utair.ru

General Representative Moscow Office tel: +7 495 745 4078
www.utair.ru



UTair Aviation

Joint-Stock Company

PRESS RELEASE

UTair's HELICOPTER CONTRACTED IN CANADA

19.05.2006

Khanty-Mansiysk – A Mi-26 helicopter of UTair Aviation has for the first time in history crossed the air space of North America bound for destinations in northern and western Canada. The flight from Tyumen to the point of destination over Eastern Siberia, Chukotka and Alaska lasted for 6 days.

UTair was contracted by Airborne Energy Solutions LTD (Canada) to render services delivering large cargo to oil and gas fields that are being explored or developed. The year-long contract states that the Mi-26 helicopter will be carrying cargo as an under-slung external load. The helicopter is stationed in the town of Yellowknife, and is already being used to fulfill the contract.

UTair is the world's largest helicopter operator, with its helicopter fleet numbering 170 aircraft including over 20 Mi-26s. This aircraft is unique as it is the world's only helicopter suitable for carrying a total load of up to 20 tonnes both under-slung and inside the cabin for a distance of up to 800 kilometers. As far as ferrying is concerned, the helicopter can fly 1,800 kilometers without refueling stops.



UTair Aviation

Joint-Stock Company

PRESS RELEASE

UTair SECOND IN RUSSIA FOR PASSENGER TRAFFIC

19.05.2006

Khanty-Mansiysk – As of Q1 2006, UTair Aviation was ranked second in Russia for passenger traffic on domestic routes. This was announced by Sergei Ilyichyov, President of the Transport Clearing House, at a joint presentation workshop of UTair and the House. The presentation was attended by 18 Moscow's largest air ticket agencies.

At the presentation, the airline's specialists revealed UTair's established structure, extended schedule for the spring and summer season, and its performance in 2005 and during the first months of 2006. The workshop focused on the STATUS incentive scheme for frequent passengers , adoption of the year-around Veteran offer (free flights for World War II veterans), implementation of partner co-branding agreements with hotels, and a system of ticket sales on credit.

Note:
The Transport Clearing House is an operator selling transport services through a network of accredited agencies under standard transport documents, securing prompt settlements with airlines related to the transport services sold. The House has been helping its participants to streamline sales of air transport services, standardize techniques, generate reports and make settlements. At this point, around 130 air carries have resorted to the Transport Clearing House's services for mutual settlements on scheduled domestic and international flights.

UTair Aviation head office:
Khanty-Mansyisk airport, Khanty-Mansyisk AO, Tyumen region, 628012, Russia;
e-mail: office.hmao@gapk.utair.ru

General Representative Moscow Office tel: +7 495 745 4078
www.utair.ru



UTair Aviation

Joint-Stock Company

PRESS RELEASE

UTair BOOSTS PASSENGER TRANSPORTATION BY 32.5% IN JANUARY-APRIL

12.05.2006

Khanty-Mansiysk – UTair Aviation increased its number of transported passengers by 32.5 percent to 594,842 people in January-April, 2006, against the same period in 2005.

In addition, the airline reported a significant upsurge in other operational figures. In particular, its passenger traffic grew 26.5 percent to 846,128,095 passenger-kilometers during this period.

UTair's airplanes flew for 28,374 hours, 13.8 percent more than in the same period last year. UTair's helicopters flew for 12,926 hours, up 10.4 percent from the first four months of 2005..

According to the company's business plan, its airplanes and helicopters will spend 166,800 hours in the air in 2006. More than 2.5m passengers will be transported, and 12 new destinations introduced. Helicopter operations will be conducted in Russia and nine foreign countries, with helicopter service exports increasing by over 25%.

The volume of transported mail surged 29.6 percent in January to July 2005; cargo transportation increased by 15.4 percent.

The main operational indicators of the company for the period from January to April 2006 are presented in the chart below.

№	**Transport aviation (aircraft)**	Unit of measurement	4 months of 2005	4 months of 2006	Growth rate, %
	Passenger traffic	Passenger-kilometers, thousands	668 809,30	846 128,95	126,5
	Number of passengers transported by UTair planes	people	448 775	594 842	132,5
	Transport aviation flight time (planes) hours	hours	24 928	28 374	113,8
	Helicopter operations				
	Aviation flying time	hours	11 705	12 926	110,4

UTair Aviation head office:
Khanty-Mansyisk airport, Khanty-Mansyisk AO, Tyumen region, 628012, Russia;
e-mail: office.hmao@gapk.utair.ru

General Representative Moscow Office tel: +7 495 745 4078
www.utair.ru



UTair Aviation

Joint-Stock Company

PRESS RELEASE

UTair's SPECIAL EVENT "THE VETERAN" TO BE HELD ALL YEAR ROUND

27.04.2006

Khanty-Mansiysk – UTair Aviation (UTair Aviation, JSC) has prolonged the period of its traditional annual special event The Veteran.

From April 20, 2006 each World War II veteran who is a citizen of the Russian Federation will be offered one free-of-charge ticket for one-way or round trip to any of UTair's 150 destinations any time of the year.

Over the past several years the airline has been organizing this special event between April 20 and May 20. This year, UTair's executives resolved to pay tribute to the merits of the elderly generation and provide the veterans with a year-round opportunity to visit with their relatives, the sites of their military glory, to meet with war friends, as well as to travel to recreation and medical centers.

To apply for a free ticket, veterans must show their WWII Participant or WWI Invalid certificates, or a certificate showing that they were a former teenage concentration camp prisoner.

If necessary, a veteran may be accompanied by one person, who will be offered economy class tickets with a 30% discount.

UTair Aviation head office:
Khanty-Mansyisk airport, Khanty-Mansyisk AO, Tyumen region, 628012, Russia;
e-mail: office.hmao@gapk.utair.ru

General Representative Moscow Office tel: +7 495 745 4078
www.utair.ru



UTair Aviation

Joint-Stock Company

PRESS RELEASE

Utair REPORTS 32.1% PASSENGER TRANSPORTATION GROWTH IN JANUARY-MARCH 2006

13.04.2006

Khanty-Mansiysk – In January-March this year UTair Aviation (UTair Aviation, JSC) transported 421,395 passengers, a 32.1% growth against the same period of 2005.

Furthermore, the company reported improvement in other business indicators. In particular, UTair's passenger traffic added 25% to reach 599.807m passenger-kilometers during this period.

The company's planes flew for 20,825 hours, 13.6% more than in the same period last year.
UTair's helicopters flew for 8,976 hours, a 15.6% advance compared to January-March 2005.
The volume of cargo transportation by helicopters went up 1.7% to 3,314 tons.

According to UTair's business plan, the company's planes and helicopters are set to spend 116,800 hours in the air in 2006. Over 2.5m passengers will be transported, and 12 new destinations introduced. The geography of helicopter operations will include Russia and nine foreign countries with the volume of operations abroad adding more than 25%.

The main operational figures for the company's activities in January-March 2006 are presented in the chart below:

No.	Operational figures	Unit of measurement	Jan-Mar 2005	Jan-Mar 2006	Growth, %
	Transport aviation (planes)				
	Passenger traffic	thousands of passenger-kilometers	479 828,54	599 807,01	125,0
	Number of passengers carried		318 932	421 395	132,1
	Aviation flying time	hours	18 328	20 825	113,6
	Helicopter operations				
	Cargo transported	tons	3 260	3 314	101,7
	Aviation flying time	hours	7 768	8 976	115,6

UTair Aviation head office:
Khanty-Mansyisk airport, Khanty-Mansyisk AO, Tyumen region, 628012, Russia;
e-mail: office.hmao@gapk.utair.ru

General Representative Moscow Office tel: +7 495 745 4078
www.utair.ru



UTair Aviation

Joint-Stock Company

PRESS RELEASE

Utair SPONSORS THE UN PHOTO EXHIBITION

13.04.2006

Khanty-Mansiysk – UTair Aviation (UTair Aviation, JSC) in cooperation with the Permanent Mission of the Russian Federation to the United Nations organized a photo exhibition "45 Years of Humans in Space."

The exhibition will be held from 3 to 14 April at the UN Headquarters in New York. Diplomats from different countries will get to see unique photos of Yuri Gagarin, Valentina Tereshkova and other space pioneers.

It's not the first time that UTair is supporting and popularizing glorious traditions of the Russian space industry. In 2001, the airline participated in an exhibition and official reception in the Russian Embassy in Washington, D.C. devoted to the 40th anniversary of Gagarin's space flight.

It has become a tradition for UTair to take part in events organized by the Permanent Mission of the Russian Federation to the United Nations and the Russian Cultural Center in the US. Last year UTair helped to organize events devoted to the Victory Day 60th anniversary, centennial anniversary of the ITAR-TASS news agency, and the 60th anniversary of the establishment of the United Nations Organization.

UTair is the largest provider of services for the UN. 30 helicopters will be flying on UN missions in 2006.

UTair Aviation head office:
Khanty-Mansyisk airport, Khanty-Mansyisk AO, Tyumen region, 628012, Russia;
e-mail: office.hmao@gapk.utair.ru

General Representative Moscow Office tel: +7 495 745 4078
www.utair.ru



UTair Aviation

Joint-Stock Company

PRESS RELEASE

Utair INTRODUCES SPRING-SUMMER 2006 SCHEDULE

13.04.2006

Khanty-Mansiysk – UTair Aviation (UTair Aviation JSC) has switched to their spring-summer 2006 schedule; which means an expanded route network and an increase in the frequency of flights to numerous destinations.

New Moscow-Orenburg, Moscow-Orsk, and St. Petersburg-Sochi flights will soon be available. In addition, there will be more flights on the Khanty-Mansiysk-Tyumen and Tyumen-Moscow routes. Beginning May 10, UTair will resume its daily flights from Vnukovo Airport (Moscow) to Petrozavodsk. By the end of May, the airline is set to launch flights from Moscow to Naryan-Mar and Nakhichevan.

On April 1, UTair announced a new Novy Urengoy-Tyumen-Kiev service linking Northwest Siberia with Ukraine.

Special attention will be paid to international flights. The airline plans to begin flying to Turkey from Moscow, Samara, Ufa, Rostov-on-Don, Nizhny Novgorod, Kaliningrad, Tyumen, Surgut and other Russian cities. In addition, UTair is in position to launch services from Moscow to Egypt and from Surgut to Greece. Compared with last year, total passenger traffic for the airline is expected to increase by 50% during the summer.

A very convenient connecting flights program at Vnukovo airport (Moscow) makes it possible for passengers to save both time and money while traveling to many Russian cities and abroad.

UTair Aviation head office:
Khanty-Mansyisk airport, Khanty-Mansyisk AO, Tyumen region, 628012, Russia;
e-mail: office.hmao@gapk.utair.ru

General Representative Moscow Office tel: +7 495 745 4078
www.utair.ru



UTair Aviation

Joint-Stock Company

PRESS RELEASE

UTair ANNOUNCES "THE VETERAN" SPECIAL EVENT

07.04.2006

Khanty-Mansiysk – UTair Aviation (UTair Aviation, JSC) will hold its traditional annual special event: The Veteran.

From April 20 to May 2, 2006 each World War II veteran who is a citizen of the Russian Federation will be offered one free-of-charge ticket for a one-way or a round trip on any of UTair's 150 destinations.

To apply for a free ticket veterans must show their WWII Participant or WWI Invalid certificates, or a certificate showing that they were a former teenage concentration camp prisoner.

If necessary, a veteran may be accompanied by one person, who will be offered economy class tickets with a 30% discount.

UTair has been transporting WWII veterans to the sites of their military glory, to meet with war friends, as well as to recreation and medical centers during Victory Day celebrations, for the past five years.

UTair Aviation head office:
Khanty-Mansyisk airport, Khanty-Mansyisk AO, Tyumen region, 628012, Russia;
e-mail: office.hmao@gapk.utair.ru

General Representative Moscow Office tel: +7 495 745 4078
www.utair.ru



UTair Aviation

Joint-Stock Company

PRESS RELEASE

UTair AVIATION WINS WINGS OF RUSSIA 2005 NATIONAL AWARD

28.03.2006

Khanty-Mansiysk - UTair Aviation has won the 2005 National Aviation Award "Wings of Russia".

UTair was the award recipient for both of the categories under which it was nominated. UTair was nominated as: "Airline of the Year – Best Passenger Carrier on Domestic Routes, Group 1" (with passenger traffic exceeding 1bn passenger-kilometers) and "Airline of the Year – Best Carrier of the Russian Economy" (helicopters). UTair Aviation was also awarded "Most Impressive Airline of the Year" a special award, established by Vneshtorgbank.

The Wings of Russia 2005 National Aviation Award ceremony was held in the Moscow House of Music on March 23, 2006; and the awards were presented to UTair's General Director Andrei Martirosov

The Wings of Russia Award was established in 1997, and has been the most prestigious independent aviation award in the former USSR countries.

Twenty-nine Russian airlines were considered for the Award. The winners were determined by secret ballot, by members of Public Council including about 100 independent experts and the most respected civil aviation specialists.

UTair was viewed with such high esteem by members of the Public Council through its strong economic and operational performance, the high standard of everyday service quality, the safety standards in all flights and its compliance with international corporate business organization standards.

UTair Aviation head office:
Khanty-Mansyisk airport, Khanty-Mansyisk AO, Tyumen region, 628012, Russia;
e-mail: office.hmao@gapk.utair.ru

General Representative Moscow Office tel: +7 495 745 4078
www.utair.ru



UTair Aviation

Joint-Stock Company

PRESS RELEASE

UTair FINANCE PLACES BONDED LOAN WORTH RUR1BN

17.03.2006

Khanty-Mansiysk – UTair Finance has floated the second bonded loan of a total par value of RUR1bn.

The placement was held by public offering through bidding to determine the first coupon rate for the bonds on the MICEX Stock Exchange on March 14, 2006.

Investors filed 52 bids in the course of the placement. Total demand at the auction amounted to RUR1.953bn, with the proposed first coupon rate ranging from 9.70% to 10.60% per annum in investors' bids.

The issuer determined the first coupon rate at 10.40% per annum (or RUR25.93 per bond). Pursuant to the Securities Prospectus, the rates for the second through fourth coupons are equal to that of the first coupon, while the remaining rates are to be set by the issuer. The entire bond offering was floated on the first day of placement. The Issuer and the Arrangers of the offering regard the placement as a very successful one, which is borne out by the market demand for the bonds being almost twice as high as the volume offered, and the rate of 10.40%, which shows a rather high estimate of the credit quality of UTair Aviation (the Underwriter) on the part of investors.

The bond offering was arranged by Vneshtorgbank, NOMOS-BANK and REGION Brokerage Company.

NOMOS-BANK acted as the underwriter (placement agent) and the offering agent, REGION Financial Consultants assumed the duties of financial consultant, and the National Depository Center was appointed paying agent and depository for the loan.

The issue of rouble-denominated interest-bearing registered bonds of UTair Finance of a total par value of RUR1bn was registered with the Federal Financial Markets Service (state registration No. 4-02-36059-R) on September 15, 2005. The loan has been secured by UTair Aviation. The bonds have a maturity of 1092 days (3 years) and twelve quarterly coupons.

As reported earlier, UTair Finance is UTair Aviation's specialized subsidiary intended for



the development and implementation of programs for attracting investment for the airline.

UTair Aviation head office:
Khanty-Mansyisk airport, Khanty-Mansyisk AO, Tyumen region, 628012, Russia;
e-mail: office.hmao@gapk.utair.ru

General Representative Moscow Office tel: +7 495 745 4078
www.utair.ru



UTair Aviation

Joint-Stock Company

PRESS RELEASE

UTair LAUNCHES NEW FLIGHTS

16.03.2006

Khanty-Mansiysk – With its spring and summer schedule, UTair Aviation is boosting the number of flights and offering new routes to its customers.

From March 26, a new flight from St. Petersburg to Sochi and back will be available to the city's residents and guests on a comfortable Tu-134 jet.

To raise the quality of service to its passengers, UTair Aviation has replaced the An-24 liner with a Tu-134 on the Moscow-Nizhny Novgorod route.

The flight offers two classes of service, for economy and business class passengers.

UTair now flies from Moscow to Nizhny Novgorod and back twice a day. As reported earlier, the airline made its first flight from Moscow to this destination on March 27, 2005.

Air tickets for these and other flights may be purchased through the airline's website (www.utair.ru) or UTair's nearest representative office, or any agency in your city.

UTair Aviation head office:
Khanty-Mansyisk airport, Khanty-Mansyisk AO, Tyumen region, 628012, Russia;
e-mail: office.hmao@gapk.utair.ru

General Representative Moscow Office tel: +7 495 745 4078
www.utair.ru



UTair Aviation

Joint-Stock Company

PRESS RELEASE

UTair AVIATION IMPROVES FLIGHT NETWORK

15.03.2006

Khanty-Mansiysk – (UTair Aviation) is poised to increase the frequency of international flights to Kiev (Borispol Airport) and perfect its flight network from April 1 this year.

The Tyumen-Kiev-Tyumen flight will be made by a Tu-134 jet.

Residents of Novy Urengoi will have the unique opportunity to fly over to Ukraine's capital on a convenient Novy Urengoi-Tyumen-Kiev return flight.

With its new and improved connecting flight program, the airline will enable its clients to fly to any destination in the world at minimum financial expense and in the shortest possible time.

UTair Aviation head office:
Khanty-Mansyisk airport, Khanty-Mansyisk AO, Tyumen region, 628012, Russia;
e-mail: office.hmao@gapk.utair.ru

General Representative Moscow Office tel: +7 495 745 4078
www.utair.ru



UTair Aviation

Joint-Stock Company

PRESS RELEASE

ERNST&YOUNG AUDITS UTair's 2003-2004 ACCOUNTING UNDER IFRS

02.03.2006

Khanty-Mansiysk – UTair Aviation has obtained the auditor's report on its consolidated accounting statements for 2003-2004 compiled under International Financial Reporting Standards (IFRS).

The audit was held by Ernst&Young, a world leader among auditing companies.

The Auditor confirmed the financial accounting was a faithful representation of all essential aspects of UTair Aviation's financial standing as of December 31, 2004, and gave an insight into its performance results and cash flow for the year ended December 31 under International Financial Reporting Standards.

Accounting under the IFRS and auditing the reports is an essential component of the operating transparency and investment attractiveness improvement policy pursued by the airline.

Ernst&Young was again appointed auditor of the airline's 2005 accounting under IFRS by the general shareholders' meeting.

UTair Aviation head office:
Khanty-Mansyisk airport, Khanty-Mansyisk AO, Tyumen region, 628012, Russia;
e-mail: office.hmao@gapk.utair.ru

General Representative Moscow Office tel: +7 495 745 4078
www.utair.ru



UTair Aviation

Joint-Stock Company

PRESS RELEASE

UTair REPORTS 23:5% PASSENGER TRANSPORTATION GROWTH IN JANUARY 2006

16.02.2006

Khanty-Mansiysk – In January this year UTair Aviation (UTair Aviation, JSC) increased its number of transported passengers to 136,230 people, against the same period of 2005. Of this number of passengers 125,927 were transported by UTair's planes, i.e. a 23.5 percent hike compared to January 2005.

Furthermore, the company reported improvement in other business indicators. In particular, UTair's passenger traffic added 19.9 percent to reach 185.222m passenger-kilometers during this period.

The company's planes flew for 6,673 hours, 9.8 percent more than in the same period last year.

The volume of cargo transportation went up 5.2 percent to 464 tons in January.

UTair's helicopters flew for 3,357 hours, a 43.8 percent advance compared to January 2005.

UTair Aviation head office:
Khanty-Mansyisk airport, Khanty-Mansyisk AO, Tyumen region, 628012, Russia;
e-mail: office.hmao@gapk.utair.ru

General Representative Moscow Office tel: +7 495 745 4078
www.utair.ru



UTair Aviation

Joint-Stock Company

PRESS RELEASE

UTair's MARKET CAPITALIZATION TOPS $120M

16.02.2006

Khanty-Mansiysk – UTair Aviation (UTair Aviation, JSC) stocks are enjoying impressive growth.

In February 2006, the airline's market capitalization exceeded $120m. The psychological benchmark of $100m was passed on the Moscow Interbank Currency Exchange (MICEX) on January 20, 2006.

During the whole of 2005, as well as in 2006, the company's shares were booming. As of the beginning of 2005, the weighted average share price was RUR1.82, and by February 15, 2006 it had gone up to RUR5.88 per share.

It is worth mentioning that only two Russian airlines are traded on Russian stock exchanges: Aeroflot – Russian Airlines and UTair Aviation.

On the RTS exchange UTair's ticker is TMAT, and on the MICEX it's UTAR.

In addition, UTair's ADRs are traded on over-the-counter markets in New York, Frankfurt and Berlin (ticker UAIRY).

UTair Aviation head office:
Khanty-Mansyisk airport, Khanty-Mansyisk AO, Tyumen region, 628012, Russia;
e-mail: office.hmao@gapk.utair.ru

General Representative Moscow Office tel: +7 495 745 4078
www.utair.ru



UTair Aviation

Joint-Stock Company

PRESS RELEASE

TYUMEN AVIATORS CELEBRATE 20TH ANNIVERSARY OF MI-26T HELICOPTER OPERATIONS FOR NATIONAL ECONOMIC PURPOSES

15.02.2006

Khanty-Mansiysk – UTair Aviation (UTair Aviation, JSC) is to celebrate the 20th anniversary of Mi-26T helicopter operations by the civil aviation industry of Russia.

Festivities will take place in Khanty-Mansiysk on February 18, 2006, involving veteran aviators, who gave birth to a unique helicopter, as well as representatives of the Mil aircraft design bureau, the Rostov helicopter plant, and Russian aviation officials.

The first Mi-26T arrived in Western Siberia to be used for national economic purposes in February 1986. Since then, UTair has retained its position as the leader of Mi-26T operations, with 19 helicopters.

At present, the airline uses Mi-26T helicopters primarily to serve the needs of the oil and gas industry in northern Siberia. Outside Russia the main client of UTair's helicopter business is the United Nations organization. The contracts with the UN stipulate the use of Mi-26T helicopters to support peacekeeping missions, passenger and cargo transportation, and rescue works. In terms of the geography of the business, UTair's helicopters operate across the African and Asian continents.

A note. The Mi-26T is the world's largest heavy-lift helicopter capable of lifting cargo weighing up to 20 tons, either inside the cargo compartment or on an external sling, and transport them for distances of up to 800 kilometers. With maximum fuel load this helicopter can cover 1,800 kilometers.

UTair Aviation head office:
Khanty-Mansyisk airport, Khanty-Mansyisk AO, Tyumen region, 628012, Russia;
e-mail: office.hmao@gapk.utair.ru

General Representative Moscow Office tel: +7 495 745 4078
www.utair.ru



UTair Aviation

Joint-Stock Company

PRESS RELEASE

UTair'S MANAGERS AMONG THE MOST PROFESSIONAL IN RUSSIA

24.01.2006

Khanty-Mansiysk – Five managers at UTair Aviation (UTair Aviation, JSC) have been ranked among "The most professional managers in Russia" in a rating compiled by the rating agency within the Russian Managers Association in autumn 2005.

Deloitte&Touche, an international audit and consulting company, is the official auditor of Russian top managers' professional status ratings.

UTair Airline's General Director Andrei Martirosov joined Group A of the Top 1,000 Russian professional managers. In addition, he was included in the Transport group of the Industry Leaders rating.

UTair Commercial Director Vladislav Kravchenko and Financial Director Igor Petrov ranked among the Top 200 professional directors in their industry.

Heads of the airline's HR and IT services have also been included in the Russian Managers Association's ratings.

As such, through the assessment of Russia's leading managers by independent experts from federal and regional authorities, commercial unions as well as non-commercial industrial or regional business associations, five of UTair's managers have been recognized as some of the best specialists in the country.

The results of the rating were published in the October issues of the Kommersant newspaper, Sekret Firmy magazine and several other mass media sources.

UTair Aviation head office:
Khanty-Mansyisk airport, Khanty-Mansyisk AO, Tyumen region, 628012, Russia;
e-mail: office.hmao@gapk.utair.ru

General Representative Moscow Office tel: +7 495 745 4078
www.utair.ru



UTair Aviation

Joint-Stock Company

PRESS RELEASE

UTair REPORTS PASSENGER TRANSPORTATION GROWTH IN 2005

13.01.2006

Khanty-Mansiysk – UTair Aviation (UTair Aviation, JSC) transported 2,087,995 people in 2005, including 1,887,023 passengers carried by the company's airplanes, up 28.7 percent from 2004.

The airline's passenger traffic grew 20.6 percent in the period in question.

The volume of mail transported by airplanes surged 32.1 percent in January to December 2005; cargo transportation increased by 19.1 percent.

UTair's planes flew for 94,869 hours last year, which is a 23.3 percent advance compared to 2004. Flying time of the company's helicopters surged 19.3 percent to 53,910 hours, with a noticeable increase of 30.5 percent in the flying time of the Mi-8 family.

UTair Aviation head office:
Khanty-Mansyisk airport, Khanty-Mansyisk AO, Tyumen region, 628012, Russia;
e-mail: office.hmao@gapk.utair.ru

General Representative Moscow Office tel: +7 495 745 4078
www.utair.ru



UTair Aviation

Joint-Stock Company

PRESS RELEASE

UTair APPROVES 2006 BUSINESS PLAN WITH 47% GROWTH

28.12.2005

Khanty-Mansiysk – UTair Aviation (UTair Aviation JSC) has had a Board meeting during which it discussed a business plan for 2006 proposed by the budget commission.

The newly approved business plan envisages the company's revenue up 47% to RUR15.763bn (about USD553.1m). The operating profit is expected to be RUR1bn (about USD35.1m), and net profit – RUR400m (about USD14m), which is four times the 2005 forecast. UTair's aircraft and helicopters will spend 116,800 hours in the air in 2006. 2.465m passengers will be transported, and 12 new flight destinations will be introduced. Helicopter operations will be conducted not only in Russia but in nine foreign countries, with the latter to be boosted by more than 25%.

UTair will employ 81 planes and 103 different kinds of helicopter to fulfill the 2006 program.

The average wage of UTair employees will be raised by 18.8%.

"The results of 2005 and the outlook for 2006 testify to the fact that UTair managed to decently withstand a blow that struck the aviation industry due to a hike in fuel prices of almost 100%. The company's success owes to the success of its shareholders, managers, and, most importantly, its team of many thousands of world class professionals," General Director of the airline company Andrei Martirosov declared as he closed the Board meeting.

UTair Aviation head office:
Khanty-Mansyisk airport, Khanty-Mansyisk AO, Tyumen region, 628012, Russia;
e-mail: office.hmao@gapk.utair.ru

General Representative Moscow Office tel: +7 495 745 4078
www.utair.ru



UTair Aviation

Joint-Stock Company

PRESS RELEASE

UTair TRANSPORTS PASSENGER WITH ELECTRONIC TICKET FOR THE FIRST TIME IN RUSSIA

26.12.2005

Khanty-Mansiysk – Representatives of UTair Aviation (UTair Aviation JSC) have participated in a visiting session of specialists from the Transport Clearing Chamber and Air Transport Operators Association.

The event was hosted in Moscow in cooperation with Domodedovo airport and the East Line Group.

A seminar was held with a presentation of new technology for keeping track of plane ticket sales and passenger transportation as part of an electronic ticketing system called Air Transport Mutual Payment System, and UTair's experience of using it.

Representatives of the Russian Transportation Ministry, a number of top airports, the Airline Committee of the European Business Association, Ukraine's State Air Service, and the designers of the automated ticket booking system took part in the session.

During the presentation participants were shown how to issue an electronic plane ticket, check in at the airport and board the plane. For the first time a real electronic plane ticket (properly booked and charged for) was printed out, and the flight registration and boarding procedures to be undergone by each passenger with an electronic plane ticket were also explained in detail.

UTair Aviation head office:
Khanty-Mansyisk airport, Khanty-Mansyisk AO, Tyumen region, 628012, Russia;
e-mail: office.hmao@gapk.utair.ru

General Representative Moscow Office tel: +7 495 745 4078
www.utair.ru



UTair Aviation

Joint-Stock Company

PRESS RELEASE

UTair ANNUAL REPORT NAMED BEST

02.12.2005

Khanty-Mansiysk – The 2004 annual report of UTair Aviation (UTair Aviation, JSC) has been named the best at the 8th Annual Report and Corporate Websites Contest.

Among the participants in the competition were companies working in the financial sector as well as joint stock companies whose shares are traded on exchanges and over-the-counter markets. The RTS Stock Exchange and the Securities Market magazine were the co-organizers of the contest.

The award ceremony was held within the Federal Investment Forum at the Radisson SAS Slavyanskaya Hotel in Moscow on December 1, 2005.

UTair's annual report was declared the winner of The Best Information Disclosure Level for Investors Among Medium Capitalization Companies category. This special category was introduced this year by the Managing a Company magazine. In addition, the report ranked third in The Best Annual Report's Idea category.

The jury, which consisted of representatives from the RTS exchange, the Securities Market magazine, the National Association of Stock Market Participants, rating agencies and the mass media, chose UTair's report from the 66 applicants.

As reported earlier, UTair was granted the special certificate For the Level of Information Disclosure on WWW.UTAIR.RU at the 6th Annual Report and Corporate Websites Contest. The company is continuing a policy of creating the most open member of Russia's aviation industry.

UTair Aviation head office:
Khanty-Mansyisk airport, Khanty-Mansyisk AO, Tyumen region, 628012, Russia;
e-mail: office.hmao@gapk.utair.ru

General Representative Moscow Office tel: +7 495 745 4078
www.utair.ru



UTair Aviation

Joint-Stock Company

PRESS RELEASE

Andrei Martirosov NAMED ENTREPRENEUR OF THE YEAR

25.11.2005

Khanty-Mansiysk – General Director of UTair Aviation (UTair Aviation, JSC) Andrei Martirosov has won the 2005 Ernst & Young World Entrepreneur Of The Year® Award in Russia.

The award ceremony for the Entrepreneur Of The Year 2005 contest in Russia took place on November 24, 2005 in the Metropol Hotel in Moscow.

Andrei Martirosov was declared the winner of the Industrial Production and Transport category. The contest's organizers granted UTair's General Director special decorations.

"Each of the 6,500 employees of our airline deserves this award," Martirosov said at the ceremony. Ernst & Young has held the World Entrepreneur Of The Year® Award over 19 years in 40 countries and is considered the world's most prestigious and famous business award.

Andrei Martirosov will represent Russia at the final Entrepreneur Of The Year event in Monte Carlo in spring 2006, to which the national winners are invited.

Such a high appraisal of Martirosov's entrepreneurial abilities by the independent jury is explained not only by the company's high economic and technical performance, but also by the excellent quality of service, the high level of flight safety, and meeting international corporate business standards, which have enabled UTair to become a leading airline in the industry.



UTair Aviation

Joint-Stock Company

PRESS RELEASE

UTair REPORTS PASSENGER TRANSPORTATION GROWTH FROM JANUARY TO OCTOBER 2005

22.11.2005

Khanty-Mansiysk – UTair Aviation (UTair Aviation, JSC) increased its number of transported passengers to 1,719,844 people in the first ten months of this year.

The company's airplanes transported 1,543,843 people in the period in question, which is a 25.7 percent advance; passenger traffic grew 17.8 percent to 2.516bn passenger kilometers.

The volume of mail transported by airplanes surged 28.2 percent in January to October 2005; cargo transportation increased by 17.7 percent.

UTair's airplanes flew for 78,495 hours, up 23.3 percent from January to October 2004; helicopters flew for 44.933 hours, which is an 18.2 percent advance compared to the first ten months of last year.

UTair Aviation head office:
Khanty-Mansyisk airport, Khanty-Mansyisk AO, Tyumen region, 628012, Russia;
e-mail: office.hmao@gapk.utair.ru

General Representative Moscow Office tel: +7 495 745 4078
www.utair.ru



UTair Aviation

Joint-Stock Company

PRESS RELEASE

UTair FINANCE ANNOUNCES COUPON RATES ON BOND ISSUE

18.11.2005

Khanty-Mansiysk – UTair Finance LLC's Board of Directors has set the rates for the 3rd and 4th coupons on bonds of the first issue at 10.65 percent per year. The bonds were floated in November 2004.

UTair Finance LLC is a subsidiary of UTair Aviation, and was founded to develop and implement the airline's investment programs. The bond issue worth RUR1bn (approx. USD34.75m) with a maturity of 2 years was placed on November 24, 2004.

Its registration number is 4-01-36059-R. The loan was organized by Vneshtorgbank, NOMOS-BANK, the Bank of Khanty-Mansiysk, and Region Bank.

UTair Aviation head office:
Khanty-Mansyisk airport, Khanty-Mansyisk AO, Tyumen region, 628012, Russia;
e-mail: office.hmao@gapk.utair.ru

General Representative Moscow Office tel: +7 495 745 4078
www.utair.ru



UTair Aviation

Joint-Stock Company

PRESS RELEASE

UTair INTRODUCES 2005 FALL-WINTER SCHEDULE

08.11.2005

Khanty-Mansiysk – UTair Aviation (UTair Aviation JSC) has switched to the winter schedule as of October 30, 2005.

A new feature of the 2005 Fall-Winter season is an increased number of connecting flights, which allow passengers to fly to any destination on UTair's map.

The following routes will be introduced by the airline: Kaliningrad-Baku, Moscow-Baku, Magnitogorsk-Khudzhant, Samara-Khudzhant and Orsk-Moscow. Alongside this, there will be more Kaliningrad-Moscow and St. Petersburg-Moscow flights, i.e. 2-3 per day.

In the new season, UTair is going to further develop transfer technologies in order to offer better ground services to its passengers. Among other things, such improvement of quality of service has become possible owing to interline agreements with other airline companies.

This is very convenient for transfer passengers: plane tickets are cheaper, and checked-in luggage is given to them at their final destination.

Transfer flight registration was introduced for passengers traveling from Tyumen to St. Petersburg, Nizhny Novgorod and Kaliningrad via Moscow's Vnukovo airport.

Passengers from Surgut and Khanty-Mansiysk will get to enjoy this service shortly as well. UTair expects further passenger traffic growth in the new season. According to preliminary estimates, it will have 1.9m passengers transported by the end of 2005.

On November 1, the airline introduced a new service for participants of the STATUS frequent flyer program. From now on, they can show their STATUS card and get a 10% discount in restaurants managed by UTair's affiliate ZapSibCatering.

In addition, a new joint project with STATUS and the Yugorskaya Dolina (Yugorsk Valley) entertainment center in Khanty-Mansiysk is being prepared now. All its participants will be able to use their bonus points in Yugorskaya Dolina, when renting a hotel room, visiting the fitness center, etc. This will be just the beginning of a large-scale co-branding project for frequent passengers. At present, 56,000 people participate in the STATUS program, and 150 bonus tickets are issued every week.

It is worth mentioning that in the 2005 Fall-Winter season UTair will continue selling plane tickets on credit, a project that has been launched recently.

UTair's passengers have an opportunity to obtain 10-month loans for RUR3,000-30,000 (about USD105-1,050) and buy plane tickets with a 10-percent initial payment.



UTair Aviation

Joint-Stock Company

PRESS RELEASE

UTair Improves Performance in January-September, 2005

03.11.2005

Khanty-Mansiysk – UTair Aviation JSC has had a regular board meeting to discuss business results in the first nine months of 2005 and the implementation of a business plan.

In January to September the company's revenue topped RUR8.12bn (about USD281.9m), which represents an increase of 46% or RUR2.56bn (about USD88.9m) since 2004. Transportation of passengers generated more than 65% of the airline's revenue. Helicopter operations abroad and in Russia accounted for 18% and 12% respectively. The rest of the revenue came from various aviation services provided by the airline.

The breakdown of the company's expenditures did not see any substantial changes. The purchase of fuel and combustive materials as well as aircraft maintenance still require the greatest expenditure.

In January to September 2005, UTair reported operating profit worth RUR239.9m (about USD8.3m) and net profit worth RUR32.5m (about USD1.1m).

In general, the airline showed a better performance compared to the first three quarters of 2004 when it ended up with RUR234.5m (about USD8.1m) in losses.

The Board members welcomed the well-organized and active work of its team, amid the tough situation on the Russian aviation market, and resolved that with proper activities of all UTair's managers the company has every chance of fulfilling the 2005 business plan and reporting RUR117.5m (about USD4.1m) in net profit by the year end.

UTair Aviation head office:
Khanty-Mansyisk airport, Khanty-Mansyisk AO, Tyumen region, 628012, Russia;
e-mail: office.hmao@gapk.utair.ru

General Representative Moscow Office tel: +7 495 745 4078
www.utair.ru



UTair Aviation

Joint-Stock Company

PRESS RELEASE

UTair OFFERS PLANE TICKETS ON CREDIT

26.10.2005

Khanty-Mansiysk – UTair Aviation (UTair Aviation, JSC) and Renaissance Capital bank have made a presentation in Tyumen of their new project - selling plane tickets on credit.

The presentation was attended by General Director of UTair Andrei Martirosov, General Director of the Transportation and Services Center Oleg Bodin, and President of Renaissance Capital Ekaterina Novokreshchenykh.

The organizers of the presentation disclosed the details of a new project making it possible to buy plane tickets on credit.

Now, UTair's passengers can obtain 10-month loans for RUR3,000-30,000 (about USD105-1,050) and buy plane tickets with a 10 percent initial payment.

The loans can be obtained right in UTair's ticket offices, with no need to visit the bank.

"We are launching a new joint consumer credit project to get as close as possible to our passengers. Following the latest increase in kerosene prices, and as a result plane ticket prices too, many of our clients have become particularly interested in paying in installments. This is precisely the advantage of our new project. In return we expect greater loyalty from them," Martirosov stressed.

At present, it is possible to buy tickets on credit in Tyumen ticket offices only. Later, the program will be launched in the whole Tyumen region. Khanty-Mansiysk, Noyabrsk, Surgut and Nefteyugansk are the next.

It is worth mentioning that this is the first time plane tickets have ever been sold on credit in Russia.

UTair Aviation head office:
Khanty-Mansyisk airport, Khanty-Mansyisk AO, Tyumen region, 628012, Russia;
e-mail: office.hmao@gapk.utair.ru

General Representative Moscow Office tel: +7 495 745 4078
www.utair.ru



UTair Aviation

Joint-Stock Company

PRESS RELEASE

UTair REPORTS PASSENGER TRANSPORTATION GROWTH FROM JANUARY TO SEPTEMBER 2005

17.10.2005

Khanty-Mansiysk – UTair Aviation (UTair Aviation, JSC) increased its number of transported passengers to 1,536,158 people in the first nine months of this year.

The company's airplanes transported 1,377,108 people in the period in question, which is a 23.5 percent advance; passenger traffic grew 15.8 percent to 2.273bn passenger kilometers.

The volume of mail transported by airplanes surged 27.2 percent in January to September 2005; cargo transportation increased by 17.9 percent.

UTair's helicopters flew for 39,523 hours, up 18.6 percent from January to September 2004.


END

UTair Aviation head office:
Khanty-Mansyisk airport, Khanty-Mansyisk AO, Tyumen region, 628012, Russia;
e-mail: office.hmao@gapk.utair.ru

General Representative Moscow Office tel: +7 495 745 4078
www.utair.ru